Exhibit 15.4

SEC S-K 1300 Technical Report Summary of the Sivaglinskoye Field Exploration Iron Ore Project of Mechel PAO, Yakutia, Russia

Purpose of Report

This report has been prepared by Phoenix Mining Consultants Ltd in conjunction with IMC Montan (“PMC”) for Mechel PAO (the “Company”) in connection with a Technical Report Summary (“TRS”) to be filed with the United States Securities and Exchange Commission (“the SEC”).

PMC/IMC was instructed by the Directors of the Company to prepare appropriate TRS reports for the mining assets of the Company. This report for the Sivaglinskoye Field Exploration Iron Ore Project, which summarises the findings of PMC/IMC’s review, has been prepared in order to satisfy the requirements of the SEC S-K 1300 TRS for the Securities Act and the Exchange Act.

It should be noted that due to the current Covid 19 travel restrictions PMC/IMC has undertaken the study remotely and IMC Montan Group (IMC) has undertaken the site visits and interaction with the Company in Russia.

PMC/IMC has reviewed the practices and estimation methods undertaken by the Company for reporting reserves and resources in accordance with both (1) the Former Soviet Union’s Classification and Estimation Methods for Reserves and Resources, approved in 1981, and the Methodological Recommendations for Classification of Hard Mineral Reserves and Prognostic Resources, updated and approved in 2007 by the Ministry of Natural Resources of the Russian Federation and (2) the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) International Reporting Template dated November 2013 as incorporated into the Codes and Standards of most of the CRIRSCO Members.

PMC/IMC has reviewed the reserves and resources statements of the individual units compiled by the Company and has restated the reserves and resources in compliance with International Reporting Standards (“the CRIRSCO Code”). In this report, all reserves and resources estimates, initially prepared by the Company in accordance with the FSU Classifications, have been substantiated by evidence obtained from site visits and observation and are supported by details of drilling results, analyses and other evidence and takes account of all relevant information supplied by the management of the Company.

Capability and Independence

This report was prepared by PMC, the signatory to this letter. The Project Director has 18 years’ experience of directing Competent Person’s Reports. He is qualified under the provisions of the SEC reports as a Qualified Person.

Details of the qualifications and experience of the consultants who carried out the work are in Appendix A to this report.

PMC and IMC operate as independent technical consultants providing resource evaluation, mining engineering and mine valuation services to clients. PMC and IMC have received, and will receive, professional fees for its preparation of this report. However, neither PMC or IMC nor any of its directors, staff or sub consultants who contributed to this report has any interest in:

•	the Company or its subsidiaries; or

Phoenix Mining Consultants Limited
2nd Floor, Fairbank House, 27 Ashley Road, Altrincham, Cheshire, WA14 2DP, United Kingdom
Tel: +44 7747 604317 Email: john.warwick@phoenixminingconsultants.com
Registered in England Company Number 8374576

S-K 1300 Technical Report Summary on the Sivaglinskoye Field Iron Ore Exploration Project Russian Federation

•	the mining assets reviewed; or

•	the outcome of any possible financing initiative.

Conclusions

PMC/IMC has assessed the Sivaglinskoye Field Exploration Iron Ore Project by reviewing pertinent data, including resources, reserves, manpower requirements, environmental issues and the life-of-mine (“LOM”) plans relating to productivity, production, operating costs, capital expenditures and revenues.

All opinions, findings and conclusions expressed in this report are those of PMC/IMC and its sub consultants.

/s/ John S Warwick John S Warwick B Sc (Hons) FIMMM, C Eng, Eur Ing	Phoenix Mining Consultants Ltd 2nd Floor, Fairbank House 27 Ashley Road Altrincham Cheshire, WA14 2DP United Kingdom

PMC has given and not withdrawn its written consent to the issue of this Technical Report Summary with its name included within any public disclosure and to the inclusion of this report and references to this report.

The purpose of this Technical Report Summary is to support the public disclosure of updated Mineral Reserve and Mineral Resource estimates. This Technical Report Summary conforms to United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary. PMC has prepared this Technical Report Summary to disclose Mineral Resources and Mineral Reserves attributable to Mechel PAO and its subsidiary operating companies only, provide additional information about iron ore yields and to disclose the accuracy of the cost estimates. PMC notes that the effective date of the technical information contained herein remains July 01, 2021 and declares that PMC/IMC has taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import.

Mechel PAO 0169 Mechel Sivaglinskoye Field Exploration Project S-K 1300 TRS Report R05	Phoenix Mining Consultants Ltd February 2022

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Table of Contents

1	SIVAGLINSKOYE FIELD IRON ORE EXPLORATION PROJECT–EXECUTIVE SUMMARY	1

1.1	Introduction	1

1.2	Property Description	1

1.3	Geology	1

1.4	Reserves and Resources	2

1.5	Mining	2

1.6	Environmental Issues	2
1.6.1	Rehabilitation	2
1.6.2	Potential Risks and Liabilities	3

1.7	Economic Analysis	3

1.8	Conclusions	3

1.9	Recommendations	3

2	INTRODUCTION	4

3	PROPERTY DESCRIPTION	4

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	4

4.1	Topography, elevation, and vegetation	4

4.2	Climate and the length of the operating season	4

4.3	Licence	5

5	HISTORY	5

6	GEOLOGY	5

6.1	Regional	5

6.2	Local	6

6.3	Tectonic Structure	6

6.4	Iron Ore Deposit	7

6.5	Other Geological Considerations	9
6.5.1	Geotechnical	9
6.5.2	Hydrogeological	9

7	EXPLORATION DRILLING	9

8	SAMPLING AND TESTWORK	10

9	GEOLOGICAL DATA	10

10	MINERAL PROCESSING AND METALLURICAL TESTING	10

11	MINERAL RESOURCE ESTIMATION	11

11.1	Mineral Resources Statement	11

Mechel PAO 0169 Mechel Sivaglinskoye Field Exploration Project S-K 1300 TRS Report R05	Phoenix Mining Consultants Ltd March 2022

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12	MINERAL RESERVES ESTIMATION	12

12.1	Modifying Factors	12

12.2	Mineral Reserves Statement	13

13	PROPOSED MINING OPERATIONS	13

14	PROCESSING	13

15	INFRASTRUCTURE	14

16	MARKET STUDIES	14

16.1	Forecasted Sale Price	14

17	ENVIRONMENTAL PERMITTING AND COMPLIANCE	15

17.1	Rehabilitation	15

17.2	Summary of Potential Risks and Liabilities	15

18	COSTS	15

18.1	Operating Costs	15

18.2	Capital Costs	16

18.3	Risks and Inter-Relations	17

19	ECONOMIC ANALYSIS	17

19.1	Valuation of Reserves	19
19.1.1	Methodology and Assumptions	19

19.2	Sensitivity Analysis	20
19.2.1	Operating Expenditures	20
19.2.2	Capital Expenditures	20
19.2.3	Sale Price	22

20	ADJACENT PROPERTIES	22

20.1	Pionerskoye Field Exploration	22
20.1.1	Location and Access	22
20.1.2	Topography, elevation, and vegetation	22
20.1.3	Climate and the length of the operating season	23
20.1.4	Licence	23
20.1.5	History	23
20.1.6	Geology	24
20.1.7	Exploration Drilling	27
20.1.8	Sampling and Testwork	27
20.1.9	Geological Data	28
20.1.10	Resource Estimation	28
20.1.11	Reserves Estimation	30
20.1.12	Proposed Mining Operations	30
20.1.13	Infrastructure	30
20.1.14	Environmental Permitting and Compliance	30

Mechel PAO 0169 Mechel Sivaglinskoye Field Exploration Project S-K 1300 TRS Report R05	Phoenix Mining Consultants Ltd March 2022

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20.2	Sutamskaya Area Exploration	30
20.2.1	Location and Access	30
20.2.2	Topography, elevation, and vegetation	31
20.2.3	Climate and the length of the operating season	31
20.2.4	Licence	31
20.2.5	History	31
20.2.6	Geology	32
20.2.7	Summary of Resources	35
20.2.8	Proposed Activities	35
20.2.9	Infrastructure	35
20.2.10	Environmental Permitting and Compliance	35

21	OTHER RELEVANT DATA AND INFORMATION	36

21.1	CRIRSCO Code	36

21.2	Mineral Resource Estimate	38
21.2.1	Basis, Assumptions, Parameters and Methods	38
21.2.2	Conversion to CRIRSCO	40

22	CONCLUSIONS	41

23	RECOMMENDATIONS	42

24	REFERENCES	42

25	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	42

List of Tables

Table 1-1	List of Iron Ore Assets - Yakutugol	1

Table 1-2	Sivaglinskoye Field Project CRIRSCO Iron Ore Reserves and Resources as at 1st July 2021	2

Table 6-1	Orebody Characteristics	8

Table 11-1	GKZ Balance Reserves by Technological Ore Type	11

Table 11-2	Sivaglinskoye Project CRIRSCO Blast Furnace and Sinter Ore Resources as at 1st July 2021	12

Table 12-1	Losses and Dilution	12

Table 12-2	Sivaglinsky Open pit Reserves as at 1st July 2021	13

Table 13-1	Sivaglinsky Development Project Proposed Production	13

Table 16-1	Forecasted Sale Price	14

Table 18-1	Capital Expenditure 2021 (6) to 2024	16

Table 19-1	Summary of Physical and Financial Indicators of the Sivaglinskoye Project, 6 Months of 2021-2027 (Iron Ore)	18

Table 19-2	Breakdown of Valuation of Reserves NPV– Based on Post Tax Results	20

Table 19-3	Sivaglinsky Project Summarised Results of Post-Tax Net Present Value Estimation	20

Table 19-4	Sensitivity Analysis of Reserve Valuation NPV – Based on Post Tax Results	22

Table 20-1	Pionerskoye Exploration Project CRIRSCO compliant resources at 1st July 2021	30

Mechel PAO 0169 Mechel Sivaglinskoye Field Exploration Project S-K 1300 TRS Report R05	Phoenix Mining Consultants Ltd March 2022

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List of Figures

Figure 21-1	Principles of the CRIRSCO Code	38

Figure 21-2	Generalised Conversion of GKZ Reserves to CRIRSCO Mineral Resources and Reserves	41

Appendices

Appendix A	Qualifications of the Consultants

Appendix B	Maps and Plans

Appendix C	Glossary of Terms

Mechel PAO 0169 Mechel Sivaglinskoye Field Exploration Project S-K 1300 TRS Report R05	Phoenix Mining Consultants Ltd March 2022

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1	SIVAGLINSKOYE FIELD IRON ORE EXPLORATION PROJECT–EXECUTIVE SUMMARY

1.1	Introduction

Mechel operates a number of subsidiary companies with operational units and administrative centres in the Russian Federation reporting into a headquarters in Moscow.

•	Southern Kuzbass Coal Company - primarily metallurgical coal with some thermal coal and anthracite

•	Yakutugol - primarily metallurgical coal with some thermal coal

 - Sivaglinskoye Field iron ore project

•	Korshunovsky Mining Plant – production of iron ore and iron ore concentrate

1.2	Property Description

Table 1-1    List of Iron Ore Assets - Yakutugol

Asset	Status	Type	Product / Output	Date of Commencement of Operation
Mining
Sivaglinskoye field	Development	Open Pit	Iron Ore	2022
Pionerskoye field	Exploration		Iron Ore
Sutamskaya area	Exploration		Iron Ore

1.3	Geology

The iron ore deposits are located within the strongly metamorphosed Precambrian rocks forming the large stable block of the Siberian Shield. Within this very extensive geological terrane, the Aldan Shield is a sub-block characterised by a basement of strongly folded schistose metasediments, of Archean age, with numerous dome-like granitoid intrusions with metamorphosed cores with a complex range of gneiss lithologies. The metamorphosed basement is overlain unconformably by a much younger set of Precambrian sediments (termed Vendian in Russian usage, equivalent to Ediacaran of the Neoproterozoic), comprising a succession of dolomites.

Within the Sivaglinskoye deposit eight orebodies have been identified, of which there are three main bodies, numbers 2, 3 and 4, which together contain 99% of all the resources identified to date in the deposit. The morphology of individual orebodies may be complex with non-ore layers intercalated with the oreshoots, which may show rapid decrease in thickness, from over 10 m to less than 1 m. The length of individual orebodies may extend to several hundred metres.

The succession of metasediments containing the orebodies has been mapped as the Leglier Formation (Suite), in which an upper and lower unit can be distinguished. The lower part of the unit comprises diopside schists and serpentine rocks, in which ore layers occur with, variously, magnetite, mixed magnetite and martite or entirely martite. The upper part comprises metamorphosed carbonate rocks with diopside and amphiboles, interlayered with serpentinite and serpentine-magnetite ore.

Mechel PAO 0169 Mechel Sivaglinskoye Field Exploration Project S-K 1300 TRS Report R05	Phoenix Mining Consultants Ltd March 2022

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1.4	Reserves and Resources

Table 1-2    Sivaglinskoye Field Project CRIRSCO Iron Ore Reserves and Resources as at 1st July 2021

Mine	Mineral Resources			Ore Reserves
	Category	‘000t	Fe%	Category	‘000t	Fe%
Sivaglinskoye Field	Measured			Proved	0
Open Pit	Indicated	7,289	55.1	Probable	5,375	55.1

LOM 6 Years	Total	7,289	55.1	Total	5,375	55.1

Pionerskoye Field	Measured	18,644	40.1	Proved	0	0.0
	Indicated	54,345	35.4	Probable	0	0.0

	Total	72,989	36.6	Total	0

Sutamskaya Area	Measured	0	0	Proved	0	0.0
	Indicated	0	0	Probable	0	0.0

	Total	0	0	Total	0	0

	Measured	18,644	40.1	Proved	0	0.0
Total	Indicated	61,634	37.7	Probable	5,375	55.1

	Total	80,278	38.3	Total	5,375	55.1

Note     Resources include undiscounted reserves.

  Reserves include adjustments for loss and dilution.

1.5	Mining

The Sivaglinskoye project is currently a pilot development project mining 1.0 Mtpa of the blast-furnace and sinter ore. The planned completion of the design documentation is summer 2023, which will provide for the further development of the Sivaglinskoye and Pionerskoye deposits with allocation of the priority development site at the Sivaglinskoye deposit. This means that the project is evolving from the exploration stage into the mining stage.

1.6	Environmental Issues

Currently, the deposit is not being developed and work is underway on the mine’s technical design. According to plans, Sivaglinskaya processing plant shall be built to concentrate the ore from Pionerskoye and Sivaglinskoye fields. The Environmental Impact Assessment was carried out based on the Feasibility Study (TEO) of permanent exploration conditions for calculating the iron ore reserves of the Pionerskoye and Sivaglinskoye field developed in 2019 and currently awaiting approval. The Technical and Economic Substantiation provides for combined development of the deposits.

At this stage of project development no regulatory permits are required.

1.6.1	Rehabilitation

The provisional liabilities on the disturbed land reclamation for planned development of Yakutugol’s deposits, Pionerskoye and Sivaglinskoye, are estimated within TEO study of cut-off criteria at RUB 633 million.

Mechel PAO 0169 Mechel Sivaglinskoye Field Exploration Project S-K 1300 TRS Report R05	Phoenix Mining Consultants Ltd March 2022

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1.6.2	Potential Risks and Liabilities

The Sivaglinskoye and Pionerskoye deposits are located in commercial forests in the territory of the Neryungri region and do not affect any protected areas. The nearest settlement of Bolshoi Khatymi is 18 km from the deposit area. Settlements of indigenous peoples or traditional routes of nomadic communities are not affected.

1.7	Economic Analysis

The iron ore production and sales estimates are supported by a financial plan to 2027 and represent development of the mine. Within the 6 years of the plan, the operation is projected to produce an annual average of 0.9 million tons of iron ore annually with average annual sales of raw iron ore of 0.9 million tonnes.

Average annual total cost of $32.9 million and a capital expenditure of $4.2 million. The LOM plan will produce an average of $7.1 million in annual cash flow and $24.7 million Net Present Value (NPV) when discounted at 10%.

1.8	Conclusions

PMC/IMC concludes from the independent technical review that:

•	The management’s geological and geotechnical knowledge and understanding is sufficient to support short, medium and long term planning appropriately and operations are well managed.

•	The mine plans consider geological and geotechnical factors appropriately to minimise mining hazards.

•	Mechel’s mining equipment (either in place or planned in the capital forecasts) is suited to its mine plans and is adequate, with minor adjustments, for the production plans.

•	Iron ore processing facilities and other infrastructure facilities are or will be capable to continue supplying appropriate quality products to the markets in compliance with the production plans.

•	Environmental issues are managed and there are no issues that could materially impede production nor are any prosecutions pending.

•	The assumptions used for estimation of the capital and operating expenditures are appropriate and reasonable.

•	The capital and operating expenditures used in the financial models incorporating minor adjustments by PMC/IMC reflect the mine plans, development and construction schedules and the forecast production levels.

PMC/IMC estimated the post-tax value of the Sivaglinskoye development period iron ore Operations at US$ 24.7 million at the real discount rate of 10%, the exchange rate of RUB 72.7234 / US $, and the product prices, capital and operating expenditures and production forecasts which are soundly based.

1.9	Recommendations

•	The financial evaluation is based on the development period to 2027. However this asset has rources which potentially go beyond this date.

•	The Sivaglinskoye Field Iron Ore Project should move towards estimating Mineral Reserves and Resources in accordance with the CRIRSCO Code directly without converting from a GZK estimation each year.

Mechel PAO 0169 Mechel Sivaglinskoye Field Exploration Project S-K 1300 TRS Report R05	Phoenix Mining Consultants Ltd March 2022

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•	Future S-K 1300 compliant TRS reports should be based on the fiscal and calander year.

2	INTRODUCTION

The Sivaglinskoye iron ore project is an exploration stage property held since 2012 by Yakutugol (AO HC “Yakutugol”) under a licence for exploration and resource estimation. Exploration work in the period 2012-2015 provided the basis for preparation and submission of a resources estimate and preliminary evaluation of mineral extraction (initial assessment study). Approval of this report by GKZ (Protocol of 29 January 2020) modifies the terms of the licence to that of a permanent exploration property which permits longer-term planning for mine development. A preliminary mine design document has been prepared in 2021.

3	PROPERTY DESCRIPTION

The Sivaglinskoye iron ore project area is one of two adjacent exploration projects, with Pionerskoye project, under prospect in the northern part of Neyrungri District of the Republic of Sakha (Yakutia).

The site lies at 18 km north-east of Bolshoi Khatymi, the nearest significant settlement and 95 km north-north-east of the district administrative centre of Neryungri. Other important centres are the town of Aldan, at 120 km to the north-north-east and the state capital Yakutia, at 565 km also to the north-north-east. The site lies to the west of and close to the main transport axis, the main road and rail route, between Neryungri and Yakutia. Access to the site area is via a short 5 km unpaved tractor route leading west from the main highway (A 360; also designated the federal highway M56 “Lena”) between Neryungri and Aldan. The Tynda-Nyerungri-Nizhny Bestyakh (Yakutsk) railway runs close to the highway route at 9 km to the east of the site.

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1	Topography, elevation, and vegetation

Both the Sivaglinskoye and Pionerskoye sites lie in the headwaters of the Sivagli Creek, which flows south to the settlement of Bolshoi Khatymi where it flows into the more major headwaters of the Timpton River system, ultimately flowing to join the River Aldan and subsequently the River Lena.

Sivaglinskoye licence area is situated on the eastern slopes of the Sivagli Creek and in the foothills of the Western Yangi Ridge, with elevations up to 1,600 m, which runs approximately E-W at approximately 5 km north of the site. The site topography slopes gradually to the valley floor of the Sivagli Creek; highest elevation of around 1,130 m occurs at the north-east corner of the licence area; the lowest in the valley bottom of the creek at 1,035 m in the south-west corner. Sivagli Creek runs along the western boundary of the licence, generally falling outside the licence limit. The valley floor of the creek becomes very swampy during the summer months but is frozen over during the winter months. The local vegetation comprises shrub cover and open larch forest typical of the northern taiga belt; other elements of the woodland cover are spruce, pine, birch, alder, aspen and poplar.

4.2	Climate and the length of the operating season

The climate is typical for high latitude continental areas and experiences a wide seasonal range of daily air temperatures. The average annual air temperature is -7.5°C, with an average monthly minimum in January of -31.3°C and a maximum in July of +15.7°C. In this area the winter air temperature may reach -63°C, while summer air temperatures may reach + 34°C. Snow cover normally becomes established at the end of September to depths of over 1.0 m; the snow melt occurs in the second half of April or early in May. This is an area characterised by permafrost which may be variable in depth between 40 – 190 m.

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A Site layout for Sivaglinskoye and the Pionerskoye fields are shown in Appendix B.

4.3	Licence

Exploration of this prospect has been carried out by Yakutugol under the terms of License YaKU 03153T', issued on 28 February 2012. The license expires on 01 March 2022. PMC understands that the license has been extended to 01 October 2023. It is also considered that there can be high expectation that this license will be routinely extended. The exploration programme performed by Yakutugol complies with design documentation for exploration approved by the state licensing authority on 19 September 2012. Approval of conditions for long-term site development was granted on 29 January 2020.

The license area comprises an essentially rectangular perimeter, orientated N-S and defined by six reference points defined by local coordinates. For general reference it can be noted that the south-west corner of the licence area lies in the valley of the Sivagli Creek and corresponds to UTM coordinates: 51 V 621.452 E. 6372.858 N. The license area is 223 ha (2,230,000 m2).

5	HISTORY

The presence of significant iron ore deposits was discovered in a regional exploration programme in 1937. A major programme for iron ore exploration in South Yakutia was undertaken in the early 1950s. The Sivaglinsky prospect was explored in the period 1950-1954 by trenches and trial pits and by a grid of cored drillholes on exploration lines perpendicular to the strike of the orebodies. The exploration lines were spaced between 30 m – 100 m apart and drillholes on each exploration line spaced 50 m – 100 m apart. This programme allowed the estimation of a considerable tonnage of largely Indicated Resources (1955 GKZ reserves in the categories B, C1 and C2). Follow-up investigation in the period through to 1957 resulted in the drilling of 16 more drillholes and extensive excavation of trenches and trial pits for sampling. In addition to core and channel samples, eight bulk samples were extracted for study of the technological and metallurgical properties of the ores. At the end of the exploration exercise of 1957 resources were estimated as 26.4 Mt, of which approximately half were magnetitic and the remainder oxidised (martite) ores.

The next stage of deposit evaluation has been performed by Yakutugol, which carried out exploration in the period 2012-2015, during which a 12 kt bulk sample was obtained for semi-industrial testwork. This was performed as part of the corresponding pre-feasibility level study in which ore from the deposit was processed in the blast-furnace and sinter production lines of the Chelyabinsk Metallurgical Plant. The results of this testwork have identified the categories of ore type which have been used for the current estimation of resources: i) blast furnace ore ii) sinter ores and iii) copper-iron ores.

6	GEOLOGY

6.1	Regional

The iron ore deposits are located within the strongly metamorphosed Precambrian rocks forming the large stable block of the Siberian Shield. Within this very extensive geological terrane, the Aldan Shield is a sub-block characterised by a basement of strongly folded schistose metasediments, of Archean age, with numerous dome-like granitoid intrusions with metamorphosed cores with a complex range of gneiss lithologies. The metamorphosed basement is overlain unconformably by a much younger set of Precambrian sediments (termed Vendian in Russian usage, equivalent to Ediacaran of the Neoproterozoic), comprising a succession of dolomites.

The folded metasediments host the iron ore deposits of the region and are deformed in a synclinorium of tight isoclinal folds striking essentially E-W. This is the Ungra-Timpton Synclinorium, in which tight

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folds on the northern limb verge to the north and corresponding tight folds on the southern limb verge to the south. The folds can be traced along axis for distances of tens of kilometres, and the extent in depth of the fold limbs has been interpreted to be as deep as 2,000 m. The Sivaglinskoye deposit gives its name to a subsidiary fold structure, the Sivaglinsky Syncline on the northern limb of the Ungra-Timpton Synclinorium.

The metasediments occur as a complex layered succession of interbedded lithologies which have undergone recrystallisation, weathering and supergene processes, prior to deposition of the Vendian dolomitic succession. Skarn-type mineralisation occurs at the contact with pegmatitic granitoids. The succession was then subject to a much later Mesozoic phase of magmatism giving rise to hydrothermal-metasomatic processes including chloritization, silicification and sulphidisation of the host rocks. The main iron-ore bearing lithologies are within pyroxene-amphibole schists with serpentinite and meta-carbonate interbeds.

The complex history of mineralisation has meant that the region has been a focus for exploration and evaluation of a number of target minerals, including gold. Other sulphide and metallic ores occur in small quantity. However, the iron ore mineralisation presents in massive, essentially stratiform orebodies up to 10 m thickness with lateral continuity of several hundred metres. The primary mineralisation is of magnetite (Fe3O4), but where this has been subject to oxidation processes it becomes oxidised to haematite (Fe2O3), in these deposits as a pseudomorph after magnetite, for which the terminology used in this orefield is martite. The orebodies can give rise to high-intensity aeromagnetic anomalies, which has been used as a key technology for the initial identification of these mineral prospects.

6.2	Local

Within the Sivaglinskoye deposit eight orebodies have been identified, of which there are three main bodies, numbers 2, 3 and 4, which together contain 99% of all the resources identified to date in the deposit. The morphology of individual orebodies may be complex with non-ore layers intercalated with the oreshoots, which may show rapid decrease in thickness, from over 10 m to less than 1 m. The length of individual orebodies may extend to several hundred metres.

The succession of metasediments containing the orebodies has been mapped as the Leglier Formation (Suite), in which an upper and lower unit can be distinguished. The lower part of the unit comprises diopside schists and serpentine rocks, in which ore layers occur with, variously, magnetite, mixed magnetite and martite or entirely martite. The upper part comprises metamorphosed carbonate rocks with diopside and amphiboles, interlayered with serpentinite and serpentine-magnetite ore.

In the eastern part of the licence area the older mineralised basement succession is overlain unconformably by a dolomite succession of late Neoproterozoic (Vendian) age. At the unconformable contact a weathered crust on the underlying strata can be distinguished, up to 10 m thick, which shows a conglomeratic texture. This layer may include well-rounded pebbles of martite, quartz and granite, in addition to angular or weakly rounded fragments of martite , up to 5 cm in diameter, which are cemented by a matrix of finer-grained martite and clayey serpentinite. Magnetite ores can be observed to be oxidised (martitised) to a depth of 20 – 25 m below the Vendian unconformity.

6.3	Tectonic Structure

The outline of individual orebodies is irregular but their orientation has been interpreted to reflect a conjugate system of two principal fault directions, NW-SE and WSW-ENE. Of the three principal orebodies, Orebody 2 and Orebody 3 lie close together in the central part of the licence area, separated by, and with contacts largely aligned with, NW-SE faulting. Orebody 2 has an irregular NW-

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SE trend over a distance of nearly 500 m and in depth separates into two smaller orebodies. The dip of orebody margins and oreshoots is steeply to the NE at up to 70o. Orebody 3 has an irregular roughly ovoid shape aligned NW-SE and tapers in depth, margins and oreshoots generally steeply inclined to the NE. Orebody 4 is more elongate and oriented along the WSW-ENE fault direction, with margins steeply inclined to the north. The structural interpretation recognises frequent faults subparallel to the strike and fold axes.

6.4	Iron Ore Deposit

The principal primary ore minerals are magnetite and, where affected by oxidation, the primary ore is martite (haematite preserving a texture pseudomorphic after magnetite). Sulphide minerals are a minor component of the orebodies, with common occurrence of pyrrhotite, pyrite, and chalcopyrite with the magnetite ore. In the oxidised areas of the orebodies the sulphides occur as bornite, chalcocite, covellite, less often by cuprite, tenorite, malachite, azurite, chrysocolla, and native copper.

Three generic types of ore are recognised in this deposit:

•	martite ore associated with serpentine and chlorite with ancillary actinolite, hydrotalcite, anhydrite - 47% of all ores; ratio Femag:Fetot <0.2

•	magnetite ore associated with diopside (salite), scapolite or hornblende - 39% of all ores; ratio Femag:Fetot >0.5

•	mixed martite-magnetite ore in transition areas between primary and oxidised ore – 14% of all ores; ratio Femag:Fetot between 0.2-0.5.

The testwork of the period 2012 – 2015 has allowed the ore-types to be classified in terms of their industrial and technological application and it is this categorisation which has been used for the current estimation of resources by ore-type. Three types of technological ore type are recognised:

•	Blast Furnace ore - Fetot >50%, Sulphur <0.3%, Cu <0.2%

•	Sinter ore - Fetot >45%, Cu <0.2%

•	Copper-Iron ore - Fetot >25%, Cu >0.2%

The general characteristics of each orebody in terms of elemental composition and the main type of technological ore type is summarised in the table below.

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Table 6-1    Orebody Characteristics

No.	L, m	Incl deg	Weighed average grade, %					Current level of investigation	Estimation Blocks	Ore Type
			Fetot.	Femagn.	Stot.	P	Cu
1	150	60	34.1	27.0	0.05	0.06	0.34	Trenches -1; boreholes -1	2 blocks C2	Copper – magnetite

2	480	40-60	46.2	15.9	1.51	0.10	0.37	Trenches -7; boreholes - 33 (grid 50x50; 100x100)	25 blocks	Sinter ores and blast furnace ores

3	290	40-70	53.5	8.3	0.48	0.13	0.36	Trenches - 5; boreholes - 15 (grid 50x50; 100x100)	14 blocks	Copper - magnetite, copper - martite – magnetite, blast furnace ores

4	420	60	47.3	39.1	2.03	0.07	0.40	boreholes -14 (grid 100x100)	2 blocks C2	Copper - magnetite, blast furnace ores

1[1]	75	60	24.5	13.5	1.97	0.16	0.24	boreholes -1	2 blocks C2	Copper - magnetite

2[2]	170	40-45	23.5	7.4	2.34	0.18	0.37	Trenches -2; boreholes - 8 (grid 50x100)	4 blocks C2	Magnetite, magnetite - martite, martite

3[1]	120	55	36.2	4.2	0.11	0.40	0.13	Trenches -2	3 blocks C2	Sinter ores and blast furnace ores

The presence of ancillary mineralisation with either potential commercial interest or deleterious impact on ore quality in the Sivaglinskoye deposit are summarised:

Gold:

the distribution and values of gold content were a focus of the early exploration phase; gold appears to be very unevenly distributed through the deposit. Samples were primarily from sulphide mineralisation: 27 samples from drillhole core and 156 grab samples from trenches were analysed. Sample values varied between 0.1 – 1.8 g/t (fire assay); higher values appeared in silicified and sulphidic martite ores although the highest individual value of 10.7 g/t was obtained from a sample of the unconformably overlying dolomites which had been hydrothermally altered and contained malachite and azurite. Most detailed sampling (120 samples) was performed on Orebody No. 2, the richest in copper sulphides, from which the average gold content in this orebody was 0.12 g/t. The higher grades from sulphidic martite ore is considered most probably to reflect secondary sulphide mineralisation during Mesozoic metasomatism, given that the martite ores are not normally associated with sulphides.

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Copper:

occurs in primary magnetite ores in association with sulphides (pyrrhotite, pyrites, chalcopyrite) or occurs in the oxidised ore types as malachite, azurite or bornite. Overall the copper content in the iron ores is very uneven and varies widely between 0.04% - 5.9%. Orebody No. 3 contains values of up to 3.65% in the central part of the orebody but much lower values prevail in near-surface sections and in depth, where the maximum value is 0.62% Cu. Predominantly this orebody comprises oxidised or transitional semi-oxidised ore and the most common copper mineral is malachite. In one borehole (No. 313) Orebody No. 3 was intersected with magnetite mineralisation and associated copper mineralisation was as chalcopyrite with content of 1.94% Cu. In orebodies No. 2 and No.4 the mineralisation was primarily magnetite and copper grades ranged 0.11% - 0.78% Cu.

Sulphur:

in the early stage exploration routine sampling for sulphur was undertaken and ores were divided in line with industry specification as either low-sulphur ores (<0.3% S) or high-sulphur ores (>0.3% S). In martite ores over 75% of all samples were low-sulphur while in magnetite and mixed mineralisation nearly 60% of all samples were recorded as high-sulphur. In the latest exploration programme some anomalous values of high sulphur were found in Orebody No. 3 associated with martite mineralisation and this has been attributed to the Mesozoic metasomatic event and secondary sulphide mineralisation.

Phosphorus:	routine sampling in the latest exploration programme confirms that average content of phosphorus in the assessed orebodies does not exceed 0.11% P. The ores can be classified as low-phosphorus.

Cobalt:

routine sampling in the latest exploration programme has found cobalt content in martite ores to average 0.03%, in mixed magnetite-martite ores to average 0.01% and in magnetite ores to average 0.02%. Across the deposit the cobalt content is assessed as 0.02%. There is some variation in the distribution of cobalt values but only a weak correlation has been found between cobalt content and copper content.

6.5	Other Geological Considerations

6.5.1	Geotechnical

Current evaluation considers the exploitation of this deposit to be best adapted to open-pit mining. The host rocks of the mineralised orebodies comprise a wide range of metamorphic lithologies, but it can be noted that the most extensive host rocks likely to be exposed are schists in which a number of horizons comprise serpentinite and chloritized material. This combination and other planar mineralised horizons in a basically foliated structure may give rise to extensive planes of very low resistance to sliding failure on pit slopes. Pit slope design will require particular attention to the rock mass characteristics of the host rocks.

6.5.2	Hydrogeological

Hydrogeological conditions will be conditioned primarily by the permafrost conditions which prevail across the site area. No significant aquifers have been noted in the metamorphic basement rocks, which host the target orebodies.

7	EXPLORATION DRILLING

Initial exploration undertaken in the period 1951-1957 comprised trenching and the drilling of 78 cored drillholes along 15 exploration profiles. This information permitted delineation of orebodies

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and the planning of the later exploration programme, but the analytical records were not included in the recent evaluation and geological database as these older records lacked an adequate level of control. The exploration programme of the period 2012 – 2015 involved the excavation and sampling of surface trenches and the drilling of 79 drillholes, of which 53 cored holes were used for the resource estimation. Drillholes were located on 14 exploration profile lines oriented N-S across the mineralised area with a separation between profiles of normally 100 m, although where particular structural complexities were encountered the exploration lines were closed to 50 m. Drillholes were sited on the exploration lines generally at distances of between 50 m to 100 m apart, but drillholes were also specifically located to investigate individual orebodies. Drillholes were drilled inclined at angles estimated to intersect the orebody at high angle intersections in order to test and sample the most perpendicular section possible through the orebody; drillhole inclinations at commencement were 70o or less.

Drilling in the 2012-2015 programme was performed with Boart Longyear 44 rigs and Atlas Copco Cristensen 1000 rigs. Coring was performed at HQ and NQ core sizes, respectively with core of 63.5 mm and 47.6 mm. Normally the upper metres in loose sediment were drilled at larger diameter and cased and thereafter the full length of the hole was cored. Core recovery in mineralised zones was 95% - 100%; in the more friable host rocks recovery ranged 75% - 100%.

Sateliite imagery has been used to verify the geographical extent of the area prepared and occupied by the drilling programme.

8	SAMPLING AND TESTWORK

During the 2012-2015 programme 1,793 core samples and channel samples were submitted for analysis performed at the JSC “West Siberian Testing Center”, Novokuznetsk city. Routinely, samples were first subject to semi-quantitive XRF elemental analysis and were then analysed for Fetot%, Femag%, sulphur, phosphorus and moisture content. All testwork was performed and certified in compliance with the procedures established by the federal state (GOST) standards system.

A set of 224 samples were also analysed for mineralogical content and phase analysis with specific focus on the content of iron content in magnetite, pyrite and pyrrhotite sulphides and carbonate and silicate fractions. A formal system of control and checking in accordance with federal state procedure OST 41-08-272-04 involved the submission of 222 control samples to the external and independent laboratory OJSC “LITSIMS” in Chita.

9	GEOLOGICAL DATA

The exploration programme since 2012 has, in addition to the drilling programme, included extensive trenching and channel sampling and has also included both manual and airborne magnetic survey which has been used to refine exploration targets. The preparation of the pre-feasibility study level conceptual mine design has included extensive data management and the preparation of spreadsheet records of all drillhole and trench sample records and analytical data on each exploration profile, which are also used for the graphical interpretation of the profile and preparation and interpretation of resource polygons on the profile. Resource blocks are projected between adjacent profiles and individually designated as the basis for resource estimation and management of data relevant to each individual block.

10	MINERAL PROCESSING AND METALLURICAL TESTING

Deposit evaluation has been performed by Yakutugol, which carried out exploration in the period 2012-2015, during which a 12 kt bulk sample was obtained for semi-industrial testwork. This was performed as part of the corresponding pre-feasibility level study in which ore from the deposit was processed in the blast-furnace and sinter production lines of the Chelyabinsk Metallurgical Plant. The results of this testwork have identified the categories of ore type which have been used for the current estimation of resources: i) blast furnace ore ii) sinter ores and iii) copper-iron ores.

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During the development stage of the project over the next 6 years it is proposed to sell the ore unprocessed. However, sampling and test work will be undertaken to establish the viability of constructing a process plant.

11	MINERAL RESOURCE ESTIMATION

Resource estimation has been performed following a traditional manual process of constructing polygonal blocks on vertical profiles which coincide with the exploration lines of drill holes. The construction of blocks was based on projecting straight lines of connection between intersections with similar ore and quality characteristics, within areas of assumed uniform structure and continuity and defined by a minimum number of intersections to control the confidence category. The blocks were then extended to corresponding polygons of similar characteristics on the immediately adjacent profile and block dimensions were then calculated as the average of the block area on adjacent profiles. Quality values in each block are based on the average of intersections and analytical values included in the block.

For the assessment of compliant samples to be used for resource estimation, a cut-off grade of 15% Fetot, for total iron content was applied. The minimum extractable thickness of orebody material has been defined as 4.0 m true thickness. The maximum thickness of waste or subgrade ore material to be included with the envelope of an orebody assessed as extractable was defined as 4.0 m true thickness.

The Relative Density (t/m3) values used for the calculation of the in-situ tonnage for each block have been based, in the first instance, on the analysis of bulk density measured directly on 125 grab samples (from trenches and borehole core), comprising 43 samples from magnetite ore, 52 samples from martite ore and 30 samples from host rock and barren intervals. From this data a linear relationship was computed between dry bulk density and total iron content for each type of ore, which was then used to define the Relative Density applied to estimate the tonnage in each block.

In support of the conceptual mine design, spreadsheet data management marshalls all relevant data records on block dimensions, orebody thickness, ore quality, relevant Relative Density in support of resource tonnage in each resource block.

11.1	Mineral Resources Statement

The assessment of resources has been prepared following the methodology of GKZ Balance Reserve assessment. Resources in each estimation block have been categorised by technological ore type. The table below shows the GKZ Balance Reserves which correspond to blocks available for exploitation, falling within the licence limits.

The ore blocks have been evaluated to meet the quality criteria for each type of ore. The average content of the total of Balance Reserves (A+B+C1+C2) falling within each type of ore is summarised:

Blast Furnace Ore:	Average-	55.69% Fetot ; 0.11% Cu
Sinter Ore:	Average-	48.44% Fetot;; 0.11% Cu
Cu-Fe Ore:	Average-	43.54% Fetot ; 0.47% Cu

Table 11-1    GKZ Balance Reserves by Technological Ore Type

Blast Furnace Ore GKZ Resources ‘000t		Sinter Ore GKZ Resources ‘000t		Cu-Fe Ore GKZ Resources ‘000t		Total GKZ Resources ‘000t
C1	C2	C1	C2	C1	C2	C1	C2
4,876	3,817	319	370	5,549	5,812	10,744	9,999

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The resource estimation for the GKZ return of Balance Reserves includes all ore considered to be economically and practically mineable; that is the assessment complies with the technological boundaries defined for the current operations. Accordingly, the total of GKZ Balance Reserves can be assigned to in situ Resources in the context of CRIRSCO reporting.

The criteria and practice of assigning GKZ confidence categories and of expressing these in the internationally recognized CRIRSCO categories for resources has been reviewed by the IMC Montan consultants, and follows the joint GKZ-CRIRSCO model “Guidelines on Alignment of Russian minerals reporting standards and the CRIRSCO Template” of 2010. For the Sivaglinsky Project the Consultants consider the following relationship to be appropriate:

•	All resources in GKZ categories A+B report to Measured Resources

•	All resources in GKZ category C1 and 50% C2 report to Indicated Resources

•	50% resources in GKZ category C2 report to Inferred Resources.

Table 11-2    Sivaglinskoye Project CRIRSCO Blast Furnace and Sinter Ore Resources as at 1st July 2021

Category	‘000t	Fetot %	Cu%
Measured
Indicated	7,289	55.18	0.11

Total	7,289	55.18	0.11

  Note    Resources include undiscounted reserves.

12	MINERAL RESERVES ESTIMATION

12.1	Modifying Factors

Losses and dilution assumed for valuation of reserves were estimated at the stage of design work and agreed with GKZ and Rostekhnadzor bodies, as shown below.

Table 12-1    Losses and Dilution

Deposit	Type	Loss%	Dilution%
Sivaglinskoye field	Open Pit Blast Furnace Ore	4.3	1.3

The resources within the Sivaglinskoye Field have been evaluated in terms of the mine design for extraction by open-pit for which modifying factors have been estimated. The resources can accordingly be expressed as ROM Mineral Reserves, in the context of CRIRSCO international reporting standards, by the application of those modifying factors which control ROM tonnage and quality.

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12.2	Mineral Reserves Statement

Table 12-2    Sivaglinsky Open pit Reserves as at 1st July 2021

Category	‘000t	Fetot %	Cu%
Proved
Probable	5,375	55.1	0.11

Total	5,375	55.1	0.11

  Note    Reserves include adjustments for loss and dilution and mining parameters.

As a process plant has not yet been designed or built saleable reserves cannot be estimated at this stage but can be considered to be the same as shown above as the ore mined during development will be sold as a ROM product.

13	PROPOSED MINING OPERATIONS

The Sivaglinskoye project is currently a pilot development project mining 1.0 Mt of the blast-furnace and sinter ore. The planned completion of the design documentation is summer 2023, which will provide for the further development of the Sivaglinskoye and Pionerskoye deposits with allocation of the priority development site at the Sivaglinskoye deposit. This means that the project is evolving from the exploration stage into the mining stage.

Working in conjunction with proposed adjacent Pionersky open pit a standard truck and shovel is envisaged.

The mine plan is shown in Appendix B

The table below shows the projected production of ROM iron ore for blast furnace ore only to be stocked and processed once facilities are available.

Table 13-1    Sivaglinsky Development Project Proposed Production

Sivaglinsky Project, (Iron Ore)	Units	1	2	3	4	5	6	Total
		2022	2023	2024	2025	2026	2027
Production, ROM	‘000t	375	1,000	1,000	1,000	1,000	1,000	5,375
Fe Grade	%	55.12	55.12	55.12	55.12	55.12	55.12	55.12
Overburden	‘000t	375	1,000	3,000	3,000	2,400	2,400	12,175
Stripping Ratio	M3/t	1.0	1.0	3.0	3.0	2.4	2.4	2.3

14	PROCESSING

During the development stage of the project over the next 6 years it is proposed to sell the ore unprocessed. However, sampling and test work will be undertaken to establish the viability of constructing a process plant.

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15	INFRASTRUCTURE

There is permanent infrastructure in place at the current time. It is proposed to establish a common infrastructure with Pionersky as the two Projects develop.

16	MARKET STUDIES

Yakutugol has implemented the Sivaglinskoye iron ore deposit development project. It is a small deposit, located near the town of Neryungri in the south of Yakutia. At the first stage of the deposit development, it is intended to mine high grade iron ore. In the long term, it is planned to continue the project, build processing facilities, and develop the Sivaglinskoye and Pionerskoye deposits simultaneously.

The Company intends to produce blast furnace ore and sinter ore and supply it to Russian metallurgical plants and, if there is a demand, to China. The blast furnace ore can be used in the blast furnace process without additional treatment. It is used as a material for blowing. The ore is pre-sintered, hence, it is a cheap raw material.

The iron ore is mostly (99%) consumed by the steel industry. The iron ore prices depend on the results of negotiations between the largest transnational mining companies, such as BHP Billiton, Rio Tinto and CVRD, which together control up to 70% of maritime iron ore trade and Chinese steel companies.

For 3 years (1 October 2018 to 1 October 2021), the iron ore price (62% Fines China) stayed within the range of 65-223 $/t. The average price was 118 $/t.

It is intended to start ore production in 2022. Hence, the blast furnace ore price was estimated in view of the value of 1% Fe in iron ore, using the 2022 forecast of Iron Ore (Fine) - N. China (US $/t), CFR (© Copyright Consensus Economics Inc.., September, 2021). The FCA price was estimated in view of the cost of delivery to the most probable consumption region, Ural. This approach demonstrated a good agreement with the prices on this market segment. The sinter ore price was estimated in relation to the current ratio between the prices for these products. The prices of 2023 and onward were re-estimated, taking account of the forecast of Iron Ore (Fine) (© Copyright Consensus Economics Inc., September, 2021). The decline in 2023 to 2026, in relation to quarter 4 of 2022, is 73-85%.

16.1	Forecasted Sale Price

Mechel is a major producer of thermal and coking coal, iron ore and by-products and has very detailed market knowledge and expertise in these products.

Based upon the business plan models provided, an estimation of the value of the combined elements of the company was made on the all-equity, post-tax basis. The short term sale prices, forecasted by PMC/IMC, are shown below.

Table 16-1    Forecasted Sale Price

			2021	2022	2023	2024	2025
Item	Units		US$	US$	US$	US$	US$
Iron ore
Yakutugol Sivaglinskoye, sinter ore and blast furnace ore (average)	US$	/t		62.5	53.1	47.8	45.8

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17	ENVIRONMENTAL PERMITTING AND COMPLIANCE

Currently, the deposit is not being developed and work is underway on the mine’s technical design. According to plans, Sivaglinskaya processing plant shall be built to concentrate the ore from Pionerskoye and Sivaglinskoye fields. The Environmental Impact Assessment was carried out based on the Feasibility Study (TEO) of permanent exploration conditions for calculating the iron ore reserves of the Pionerskoye and Sivaglinskoye field developed in 2019 and currently awaiting approval. The Technical and Economic Substantiation provides for combined development of the deposits.

At this stage of project development no regulatory permits are required.

17.1	Rehabilitation

The area of land to be occupied for the development of iron ore reserves of the Pionersky and Sivaglinskoye fields with all infrastructure will include 942.38 ha. This includes 333.42 ha under surface operations with all required facilities at the Sivaglinskoye deposit, 361.55 ha under surface operations with all required facilities at the Pionerskoye field and 247.41 ha to be in common use during the development of two deposits.

Currently there is no need for rehabilitation as land plots have not been disturbed.

The feasibility study includes works on rehabilitation of lands disturbed in the process of construction and operation of facilities on both mine fields. The total area to be reclaimed is 942.38 hectares. Approximately RUB 633.6 million will be needed for rehabilitation for the life of mine period.

17.2	Summary of Potential Risks and Liabilities

The Sivaglinskoye and Pionerskoye deposits are located in commercial forests in the territory of the Neryungri region and do not affect any protected areas. The nearest settlement of Bolshoi Khatymi is 18 km from the deposit area. Settlements of indigenous peoples or traditional routes of nomadic communities are not affected.

The project design envisages the collection and treatment pit and surface waters and discharge into watercourses provisionally via 3 outlets to the Sivagli river. A closed water- slime cycle is proposed at the concentrator.

Target plots have been allocated for permanent waste storage including external overburden dumps, tailings management facilities, 4 pit water settling pond

Prior to commencement of works at the deposit, the Company has the obligation to conduct the EIA procedure, obtain the state environmental expert appraisal and apply for and receive full package of regulatory permits. These include permits necessary during the construction period for wastewater discharge and disposal of industrial and consumption waste.

18	COSTS

Mechel has a number of operating coal and iron ore mines organised into 4 separate companies which together form the Mechel Mining division. These mines produce thermal and coking coal and iron ore. The Company also has a number of greenfield projects and development projects at existing mines. This report details the Sivaglinskoye Field Exploration Iron Ore Project of Mechel PAO.

18.1	Operating Costs

Future operating expenditures of the proposed iron ore project have been forecast and included into the corporate financial model.

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Greenfield mine developments and subsequent operation have been included in the financial model based primarily on estimates made by relevant organisations within Mechel or on recent experience coupled with internal Mechel estimations.

Expenditures for service providers such as administration and sales departments are similarly charged to each operation and are intended to achieve cost recovery only. Any surplus or deficit is stated by the Company to be immaterial.

PMC/IMC examined the forecasts of operating expenditures for the Sivaglinskoye operations as prepared by the management of the Company. The forecasts were modified, if deemed necessary, following discussion with the Company.

PMC/IMC considers the modified production plans and budgets to be attainable.

18.2	Capital Costs

Capital expenditure estimates prepared by the Company consist of two main elements. These are firstly maintenance capital expenditures for the operating mines and process facilities. Secondly there are also expenditures of both greenfield developments and projects at operating mines mine, as well as maintenance capital expenditure of new mines once they are put into operation.

As Sivaglinskoye is a new development project there are no historic results available to compare with future plans. All capex for Sivaglinskoye is defined as development expenditure at this time.

PMC/IMC examined the capital expenditures estimates prepared by the Company’s management for the period covered by the Company business plan for the Sivaglinskoye Field Exploration. Where considered appropriate, additions and changes were made to the figures following discussions with the Company’s management. The revised capital expenditures estimates were also incorporated into the cash flows.

PMC/IMC considers the production plans and budgets to be attainable. The capital expenditure estimates are adequate for the estimated development and planned outputs.

The Project capital expenditure forecast for 2021(6) to 2024 are shown in the table below.

Table 18-1     Capital Expenditure 2021 (6) to 2024

Category	Units	2021 (6m)	2022	2023	2024
Maintenance	USD M
Development	USD M	2.1	21.1	4.3

Total	USD M	2.1	21.1	4.3

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18.3	Risks and Inter-Relations

Any project is exposed to risks: potential events which may produce an adverse impact. PMC/IMC identified the potential risks, which may influence the PMC/IMC’s valuation:

•	Labour expenditures growth;

•	Time required for manufacturing of large-sized equipment;

•	Forecast of the sale price;

•	Growth of tax rates and introduction of new taxes and fees; and

•	Changes in the currency exchange rates, RUB/USD and RUB/EUR.

19	ECONOMIC ANALYSIS

PMC/IMC reviewed the physical and financial forecasts which together constitute the Company’s business forecast and are presented as the business model.

PMC/IMC discussed these forecasts with the Company and where appropriate made minor adjustments.

Based upon the business plan models provided, an estimation of the value of the combined elements of the company was made on the all-equity, post-tax basis.

Summarised physical and financial indicators of the Company’s business model are shown in the following tables.

The discussion of the efficacy of the life of mine and production forecasts, provided in various places within this report, as well as year by year statistics are included on request of the Company. PMC/IMC takes no responsibility nor provides any guarantee that any of the specific forecast production figures will be achieved as stated in the table below.

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Table 19-1    Summary of Physical and Financial Indicators of the Sivaglinskoye Project, 6 Months of 2021-2027 (Iron Ore)

Yakutugol (Sivaglinsky project, iron ore)	Unit of measure	1	2	3	4	5	6	7
		2021 (2nd half)*	2022	2023	2024	2025	2026	2027
Production, ROM	Mt		0.375	1.000	1.000	1.000	1.000	1.000
Sales
Blast furnace and sinter ore	Mt		0.375	1.000	1.000	1.000	1.000	1.000
Sale price
Blast furnace and sinter ore	$/t		62.5	53.1	47.8	45.8	48.2	48.2
Total revenue	$ M		23.4	53.1	47.8	45.8	48.2	48.2
Expenditures and taxes	$ M		11.2	30.5	37.8	39.5	39.7	38.7
Operating expenditures	$ M		10.7	27.8	33.6	35.3	35.5	34.7
Depreciation and depletion	$ M		0.5	2.7	4.2	4.2	4.2	4.0
Total capital expenditures	$ M	2.1	21.1	4.3	0.0	0.0	0.0	0.0

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19.1	Valuation of Reserves

19.1.1	Methodology and Assumptions

The valuation of Mechel has been carried out using the discounted cash flow valuation method. PMC/IMC performed the valuation based on the operating expenditures, capital expenditures and revenues projected for the Company. Based on these results, depreciation, taxation and working capital requirements were provided by the Company to PMC/IMC for inclusion in this post tax valuation. PMC/IMC accepted the depreciation, taxation and working capital as provided and accepts no responsibility as to their accuracy.

The following key factors were considered in the course of the valuation.

Capital Expenditures

The level of capital expenditures as used for estimation of the net present value (NPV) is sufficient to both maintain the current production capacity and to promote new production capacity where required. The capital expenditures forecasts include expenditures for regular replacement of equipment, as well as development in new mining areas for mining and construction of additional processing facilities where required.

Plant and Equipment

The cost of maintaining, repairing and, where necessary, replacing items or components, is included in the cash cost estimates or in the capital expenditure schedules. Except for instances where equipment is planned to be transferred to another operation, the plant and equipment has not been valued separately. As the plant and equipment are an integral component of generation of the cash flows used to estimate the value of the reserves, the value of the plant and equipment is included in the reserve value. Any residual value is considered not to be material.

Sale Price

Iron ore is an international commodity and is subject to both short term and cyclical variations. The valuation model is based on the forecasted prices of the major commodity (iron ore) initially provided by the Company.

Other Key Parameters

Other key valuation parameters used for valuation include the following:

•	The Russian Rouble to US Dollar (RUB/US $) exchange rate is expected to average RUB 72.7234 to US $ 1.00 throughout the full cash flow period;

•	The valuation date is 1 July 2021;

•	Cash flows are shown in real terms and have been discounted according to the end of year rule;

•	Cash flows are based on the available reserves forecasted to the shorter of the each of the mines life or 2027 for the development period of Sivaglinskoye.

•	The net present value (NPV) was calculated using the real discount rate of 10%.

The model covers the forecast period set for the Sivaglinskoye development period of 6.5 years.

Valuation Results

Discounted cash flows (DCF) resulting from modelling reflect the cash value of reserves. The discount rate of 10% was used as a benchmark. However, the discount rates are always subjective and investors may have a different approach. Hence, PMC/IMC valued the Company using a range of discount rates.

The total NPV of the main mining assets of Mechel at the real discount rate of 10% is $ 24.7 million.

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The table below shows the post-tax value of reserves by mining asset at various discount rates.

Table 19-2    Breakdown of Valuation of Reserves NPV– Based on Post Tax Results

Company	Net present value ($ million)
Yakutugol Sivaglinskoye (iron ore)	24.7

Table 19-3    Sivaglinsky Project Summarised Results of Post-Tax Net Present Value Estimation

Real discount rate, %	Net present value, $ million
-2%	27.5
-1%	26.1
10%	24.7
+1%	23.4
+2%	22.2

19.2	Sensitivity Analysis

While PMC/IMC concludes that the key indicators for the company, as presented above, are realistic with regard to the expenditures and the production plans based on the reserves, a sensitivity analysis was conducted for a number of variables.

Mining and marketing of iron ore contain variables that are not always predictable. Potential variables include those directly associated with the mining and processing operations, such as the expenditures and production levels, as well as those that are external to the mining and processing operations, such as market prices.

Standard sensitivity analyses for cash flow were conducted with regard to variation of sale prices, production output, operating and capital expenditures.

19.2.1	Operating Expenditures

These could vary as a result of changes in component costs, such as labour or supplies, or from variation of productivity. PMC/IMC considers that the presented expenditures are reasonable but, in order to demonstrate the effect of the expenditures growth, estimated sensitivity to a 10% increase of operating expenditures.

Output

Output can be affected by variation of productivity or market demands. Outputs predicted by the Company are achievable but, in order to demonstrate the effect, PMC/IMC estimated sensitivity to a 10% decline in production. The expenditures do not reduce in proportion since the operating expenditures include fixed and variable elements.

19.2.2	Capital Expenditures

Variation of the capital expenditures may result from quantity or market prices of fixed assets. The effect of a simple increase of capital expenditures by 10% was estimated.

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19.2.3	Sale Price

Market forces dictate the price of iron ore. In recent years, prices have been high until the global crisis and have since recovered very strongly. There are clear indications that other prices have recovered but, nevertheless, such commodities are subject to major fluctuations and therefore, PMC/IMC estimated the effect of a 10% drop in sales prices.

The summarised results of the analysis of sensitivity of the reserves valuation to variation of main parameters are shown below.

Table 19-4    Sensitivity Analysis of Reserve Valuation NPV – Based on Post Tax Results

NPV (US$ million), post-tax	Base Case	Operating Expenditures (+10%)	Production (-10%)	Capital Expenditures (+10%)	Sales price (-10%)
Sivaglinskoye Project	24.7	14.9	17.2	22.4	11.9

20	ADJACENT PROPERTIES

20.1	Pionerskoye Field Exploration

The Pionerskoye iron ore exploration prospect, also under development by Yakutugol, lies some 4 km to the WSW of the Sivaglinskoye active exploration area. The Pionerskoye iron ore deposit has an exploration license (YaKU 03034 T') and the Sivaglinskoye iron ore deposit has an exploitation license (YaKU 03153 T').

As yet undeveloped but significant iron ore deposits are reported to have been proved at Tayozhnoye at 35 km to the north of the Sivaglinskoye site and also at Dyosovskoye at to the west at 28 km from the site.

20.1.1	Location and Access

The Pionerskoye iron ore deposit is one of two adjacent exploration projects, with Sivaglinskoye project, under prospect in the northern part of Neyrungri District of the Republic of Sakha (Yakutia).

The site lies at 10 km north-east of Bolshoi Khatymi, the nearest significant settlement and 95 km north-north-east of the district administrative centre of Neryungri. Other important centres are the town of Aldan, at 120 km to the north-north-east and the state capital Yakutia, at 565 km also to the north-north-east. The site lies to the west of and close to the main transport axis, the main road and rail route, between Neryungri and Yakutia. Access to the site area is via a short 5 km unpaved tractor route leading west from the main highway (A 360; also designated the federal highway M56 “Lena”) between Neryungri and Aldan. The Tynda-Nyerungri-Nizhny Bestyakh (Yakutsk) railway runs close to the highway route at 9 km to the east of the site.

20.1.2	Topography, elevation, and vegetation

The Pionerskoye site occupies the western slopes of the valley of Sivagli Creek and extends westwards up to the watershed with the of the Bolshoi Khatymi River system. Sivagli Creek flows south to the settlement of Bolshoi Khatymi, where it joins the Bolshoi Khatymi River which then flows into the more major headwaters of the Timpton River system, ultimately flowing to join the River Aldan and subsequently the River Lena.

The site terrain rises to the west from the valley floor of Sivagli Creek at 1005 m, up to a wide, open and undulating watershed on a north-south ridge of maximum height 1070 m. The valley floor of the creek becomes very swampy during the summer months but is frozen over during the winter months.

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The local vegetation comprises shrub cover and open larch forest typical of the northern taiga belt; other elements of the woodland cover are spruce, pine, birch, alder, aspen and poplar.

A location plan is shown in Appendix B.

20.1.3	Climate and the length of the operating season

The climate is typical for high latitude continental areas and experiences a wide seasonal range of daily air temperatures. The average annual air temperature is -7.5°C, with an average monthly minimum in January of -31.3°C and a maximum in July of +15.7°C. In this area the winter air temperature may reach -63°C, while summer air temperatures may reach + 34°C. Snow cover normally becomes established at the end of September to depths of over 1.0 m; the snow melt occurs in the second half of April or early in May. This is an area characterised by permafrost which may be variable in depth between 40 – 190 m.

A Site layout for Sivaglinskoye and the Pionerskoye fields are shown in Appendix B

20.1.4	Licence

Exploration of this prospect has been carried out by Yakutugol under the terms of License YaKU 03034 D', issued on 05 August 2011; the license is valid until 10 August 2031. Beyond this date PMC considers that there can be high expectation that this license will be routinely extended.

The licence area comprises a quadrilateral corresponding to four reference points defined by local coordinates. For general reference it can be noted that the south-east corner of the licence area lies at a minor confluence of the Sivagli Creek and corresponds to UTM coordinates: 51 V 619.117 E 6360.667 N. The licence site area is 995 ha (9,950,000 m2).

20.1.5	History

The Pionerskoye deposit was discovered in 1951 as a result of airborne magnetic survey. A detailed exploration programme was undertaken between 1952 – 1956 comprising trenching, a programme of 57 drillholes and the sinking of a 208 m prospecting shaft. An initial resource estimation (GKZ Balance Reserves) was performed in 1957 but some 30% of all the initial drillholes were rejected and excluded from the estimation for various reasons, including failing to intersect the orebody. In the course of the initial exploration programme testwork was undertaken on the processing and beneficiation charateristics of the ore, with complementary mineralogical analyses.

The exploration identified an essentially stratiform banded ore complex, initially considered as two orebodies, but subsequently recognised as one principal orebody, Orebody No. 1. A further four cored drillholes on Orebody No. 1 were completed in 1964 but contributed no significant change to the initial resource assessment. Using the conserved core samples, a study of rare earth mineralisation was carried out in 1965; important concentrations of lanthanum (La) and cerium (Ce) were identified within the iron orebody. During 1968 the orebody host rocks and sulphide mineralisation were tested for gold content but no significant values were encountered.

The Pionerskoye orebodies are located in a complexly deformed basement series which is everywhere unconformably overlain by an essentially horizontal succession of Neoproterozic (Vendian) dolomite strata. The dolomites have been evaluated as a resource for use in the metallurgical and construction industries. During the exploration programme of the 1950s, using exploration drillhole core, the dolomite was evaluated as a metallurgical refractory and fluxing material, for which GKZ Balance Reserves were estimated as 20.2 Mt. In 1974 the dolomite resources were assessed as a raw material for lime production and re-estimated in 1990 as 25.37 Mt.

In June 2012 small size bulk samples of magnetite ore were studied at the Korshunovsky GOK ore testing station. The ore-type was identified as high sulphur magnetite ore which would require pre-treatment and desulphurisation prior to industrial use. However, multi-stage magnetic separation would permit the preparation of a high-grade concentrate (>60% Fe).

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Yakutugol commenced exploration over the area in 2012 with a surface magnetic survey and subsequently, in the period 2013-2015, undertook a drilling programme comprising 35 inclined core drillholes. The majority of these were sited to explore the central part of the deposit in more detail. An exercise to compare the grades in the more recent drillholes with those in the older programme of the 1950s compared values on three exploration lines (395 samples from 6 old drillholes and 330 samples from 6 recent holes); values for total iron content were found to be closely comparable but values for sulphur content showed a wide but unsystematic variation. A formal resource estimate has been prepared on the basis of the recent exploration progamme and selective use of the older data.

Planning of the conceptual mine development at the adjacent Sivaglinsky iron ore project has envisaged the use of shared infrastructure to support future development of the Pionerskoye deposit.

20.1.6	Geology

20.1.6.1	Regional

The iron ore deposits are located within the strongly metamorphosed Precambrian rocks forming the large stable block of the Siberian Shield. Within this very extensive geological terrane, the Aldan Shield is a sub-block characterised by a basement of strongly folded schistose metasediments, of Archean age, with numerous dome-like granitoid intrusions with metamorphosed cores with a complex range of gneiss lithologies. The metamorphosed basement is overlain unconformably by a much younger set of Precambrian sediments (termed Vendian in Russian usage, equivalent to Ediacaran of the Neoproterozoic), comprising a succession of dolomites.

The folded metasediments host the iron ore deposits of the region and are deformed in a synclinorium of tight isoclinal folds striking essentially E-W. This is the Ungra-Timpton Synclinorium, in which tight folds on the northern limb verge to the north and corresponding tight folds on the southern limb verge to the south. The folds can be traced along axis for distances of tens of kilometres, and the extent in depth of the fold limbs has been interpreted as deep as 2,000 m. The central area of the synclinorium includes the Komsomolsko-Pionerskaya Syncline and the Leglierskaya synclinal zone as major structures.

The metasediments occur as a complex layered succession of interbedded lithologies which have undergone recrystallisation, weathering and supergene processes, prior to deposition of the Vendian dolomitic succession. Skarn-type mineralisation occurs at the contact with pegmatitic granitoids. The succession was then subject to a much later Mesozoic phase of magmatism giving rise to hydrothermal-metasomatic processes including chloritization, silicification and sulphidisation of the host rocks. The main iron-ore bearing lithologies are within pyroxene-amphibole schists with meta-carbonate interbeds.

The complex history of mineralisation has meant that the region has been a focus for exploration and evaluation of a number of target minerals, including gold. Other sulphide and metallic ores occur in small quantity. The iron ore mineralisation presents in massive, essentially stratiform orebodies up to 10 m thickness with lateral continuity of several hundred metres. The primary mineralisation is of magnetite (Fe3O4) with sulphides.

20.1.6.2	Local

The greater part of the Pionerskoye licence area is covered by a thick succession of dolomite strata of Neoproterozoic (Vendian) age. Within the exploration area, recorded thickness of the dolomites ranges 20 m – 70 m. The dolomites are well stratified and sub-horizontal; some karstic cavities have been encountered in drilling. They unconformably overlie the intensely metamorphosed and folded

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basement rocks of much earlier Precambrian age (Archean) which host the target mineralisation. Prior to the deposition of the dolomite succession, the basement rocks had undergone a period of intensive weathering, reflected in an oxidation zone of 3-5 m below the unconformity. The weathered crust commonly contains a dense mesh of thin carbonate veinlets, the host rock mass is converted to serpentinite-chlorite and the orebody material is transformed to iron hydroxides (limonite FeO(OH).nH2O and goethite FeO(OH)). The target ore-bearing unit does not outcrop.

The structure in the metamorphic basement in the licence area reflects the regional scale steeply inclined isoclinal folding with sometimes sinuous axes. The orebody target area is located on the western limb of the Komsomolska-Pionerskaya Syncline, with a generally N-S axis, plunging steeply southwards and with closure to the north. The fold closure area hosts the significant Severo-Pionerskaya gravity and magnetic anomaly, The western limb of the syncline dips steeply to the east at angles between near-vertical and 60o.

The metamorphic succession which hosts the target mineralisation corresponds to the Leglierskaya Formation (Suite) in which an upper and lower unit can be distinguished. The lower part of the formation comprises interbedded amphibole-diopside schists and gneisses with metasomatic skarn contacts, while the upper part is characterised by metamorphosed carbonate rocks with diopside and amphiboles. The orebodies are hosted in the lower section of this formation; higher magnetite presence is associated with the skarn lithologies (diopside-scapolite calcsilicates), showing gradation to more disseminated ore in the gneiss-crystalline schist host rocks.

The target mineralisation occurs as an essentially stratiform ore-bearing unit with interbedded bands of gneiss, schist and mineralised calcsilicates. The marginal contacts and internal banding within the ore-bearing unit are gradational, but the mineralised unit is well-defined, reflected in a single linear magnetic field anomaly (average 69,778 nanotesla; maximum 112,847 nanotesla) traceable over a length of 1.5 km with general NNW-SSE orientation. The thickness of the ore-bearing unit is variable along its length from 160 m in the central part of its strike length, becoming attenuated at each extremity of the strike length with thickness in the range 8 – 24 m.

20.1.6.3	Tectonic Structure

The ore-bearing unit has been traced along a strike length of over 1.5 km, with a consistent N-S strike direction for most of this length, but swinging to the north-west in the northernmost sector (300 m strike length). The margins of this unit and its constituent orebodies dip steeply to the east at approximately 80o, becoming more orientated to a steep north-easterly dip in the northernmost part of the strike length.

No fault dislocations to the continuity of the ore-bearing unit have been recognised. However, breccia textures and intensive fracture zones have been identified in drillhole intersections in the orebodies. The interpreted interruptions of continuity of lithologies and the orebodies in depth suggest the presence of faults sub-parallel to the strike and fold axes, which may control the pinching out of mineralisation in depth.

20.1.6.4	Orebody Geology

Initial exploration identified two orebodies, but as a result of the 2012 magnetic survey, continuity of the two orebodies was demonstrated and subsequent resource evaluation has recognised only one orebody, Orebody No. 1. Within the ore-bearing unit the mineralisation comprises a complex of stratiform and occasionally lenticular mineralised oreshoots. Three sectors are distinguished along the strike length of the orebody. The central sector is the most significant and has been the focus of greatest exploration effort. This sector has a strike length of some 730 m, with thickness of the mineralised section of up to 160 m. This thick mineralised section includes massive magnetite mineralisation but comprises intercalations of higher grade and lower grade ore.

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In the northern part of the central sector the orebody splits into two bands (western and eastern bands), respectively of up to 90 m and 40 m thickness. In the northern sector, of some 290 m strike length, the strike is NW-SE, and the maximum orebody thickness is of 90 m, becoming reduced to the north-west. The southern sector maintains the N-S strike of the central sector but shows considerably reduced mineralised thickness in the range 8 – 24 m. The continuity of the orebody in depth has been proved to a depth of 1,000 m below surface.

Ore material includes massive, banded and disseminated magnetite ore. Higher grade massive magnetite mineralisation (> 40% Fetot) has been identified only in the central sector of the orebody. In the northern and southern sectors the ore is characteristically low-grade disseminated magnetite-sulphide mineralisation (25%-40% Fetot), commonly with intercalations of lower and higher grade and gangue material. This is also a feature of the central sector. Low-grade disseminated magnetite-sulphide ore also characteristically adjacent to and within the weathered section below the unconformity. Overall, two grades of ore material are recognised:

•	massive iron ore of grade over 46% Fetot ranging to 56% Fetot

•	disseminated ore with grade < 46% Fetot

Magnetite is the principal ore mineral, commonly occurring with the sulphides pyrrhotite and chalcopyrite in primary ore, pyrite becoming dominant in recrystallised ore. Commonly the sulphides occur as thin laminae of a few millimetres interbedded within banded magnetite; finely banded foliated structure with veinlets characterises recrystallised mineralisation. The sulphur content of ore samples ranges 1.82% - 1.95% S, which categorises this as high-sulphur ore. This parameter alone rules out the use of this ore as direct blast furnace feed for which the quality limit is <0.3% S.

The content of phosphorus in the ore is low (0.02% - 0.03% P). Copper content varies widely (0.006% 0 0.15% Cu) with an average content of 0.05% Cu. The distribution of cobalt in the iron ore is very variable between 0.003% - 0.09% Co with an average content of 0.01% Co; cobalt values are higher in zones of sulphidation. Accessory minerals within the re-crystallised ore include hornblende, micas (biotite, phlogopite), quartz, epidote, calcite and chlorite.

The mixed nature of the ore, with intercalated bands and oreshoots of higher grade and disseminated ore, has meant that it has not been possible to categorise individual resource blocks in terms of ore type or grade. For the purposes of ore resource estimation only one mineralogical ore type has been recognised.

20.1.6.5	Other Geological Considerations

Geotechnical

Preliminary appraisal, recognising the variable character of the orebody, considers the exploitation of this deposit to be best adapted to open-pit mining. The host rocks of the mineralised ore-bearing unit comprise a wide range of metamorphic lithologies, but it can be noted that the most extensive host rocks likely to be exposed are foliated schists in which there are frequent orebody-parallel lithological contacts often with chloritized material. This combination in a basically foliated structure may give rise to extensive planes of very low resistance to sliding failure on pit slopes. Pit slope design will require particular attention to the rock mass characteristics of the host rocks.

Hydrogeological

Hydrogeological conditions will be conditioned primarily by the permafrost conditions which prevail across the site area. No significant aquifers have been noted in the metamorphic basement rocks which host the target orebody. However, particular attention may be required to monitor water movement in the thick dolomite cover, in which karst features are recorded, and at the unconformable basal contact.

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20.1.7	Exploration Drilling

The ore body has been accessed along 16 exploration lines.

Aerial and hand-held magnetic survey has played a major role in determining exploration strategy. The initial exploration programme of 1955-1957 comprised surface trenching, 57 drillholes and the sinking of 208 m prospecting shaft in the central part of the deposit. The drillholes were sited on 12 exploration lines orientated approximately N-S across the strike of the orebodies. The spacing between exploration lines was 100 m and holes were sited 50 m apart along the line. Core samples were obtained over intervals between 0.5 – 3.0 m with core diameters of either 70 mm or 90 mm. Core recovery is reported as very variable, on average 91.4% recovery in ore sections but in some drillholes this was as low as 25%. Cores were split vertically, one half used for analysis and the other retained for future interpretation. The prospecting shaft was sampled as a 4 x 6 cm channel sample, from which over 3,250 samples were obtained and over 350 composites prepared; analyses were performed for Fe, S and P.

An initial resource estimation (GKZ Balance Reserves) was performed in 1957 but some 30% of all the initial programme of drillholes were rejected and excluded from the estimation for various reasons, in addition to failing to locate the orebody. An additional four cored drillholes were completed in in 1964.

The more recent phase of exploration commenced with a magnetic survey in 2012, which provided the basis for the orientation of a further drilling programme; electrical resistivity survey and tomography has also been performed. The 2013-2015 drilling programme comprised 35 inclined core drillholes; inclination <70o. Cores were recovered at HQ (63.5 mm) and NQ (47.6 mm) sizes, with average core recovery in orebody intersections of 95% - 100% and in the host rocks of 75% - 100%. In some holes unconsolidated sediments were encountered in the near surface section, requiring installation of 112 m casing. Also some orebody intersections proved highly fractured and crushed, requiring the use of stabilising polymers. Core was generally recovered in 1 m increments and was halved vertically with a rock saw; one half for sample analysis and the other half retained for reference and further analysis if required.

The 2013-2015 exploration has continued the earlier pattern of exploration with drillholes located on 16 exploration profiles. With the inclusion of those drillholes from the earlier programme which have been assessed as reliable, there is a total of 63 inclined drillholes on which the orebody has been interpreted. The central orebody sector has been explored in most detail, achieving a drillhole spacing, at surface of 50 m x 50 m. At the extremities of the central sector the spacing reduces to 200 m x 200 m.

The southern sector of the orebody has been defined on the basis of 7 drillholes, with surface spacing between 90 m – 180 m. No drilling was undertaken over the northern sector in the latest phase of exploration, which remains defined by four drillholes of the 1955 -1957 programme with surface spacing between 110 m – 190 m.

20.1.8	Sampling and Testwork

Sampling performed during the initial phase of exploration aimed to sample magnetite ore with total iron content >15% Fetot. Lower grade mineralisation was sampled only if adjoining the orebody or occurring as layers within the orebody. Disseminated or layered ore was not sampled nor banded units of less than 3 m thickness. Four bulk samples were obtained in the course of this exploration programme, of which two were submitted to the Mekhanobr test facility to evaluate options for beneficiation of the ore, with corresponding petrographic and mineralogical analysis.

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During the 2013-2015 exploration programme the core sampling was undertaken to ensure the orebody contact rocks and any lower grade oreshoots or intercalations were fully sampled; up to 6 m of the contact rock on either side of the orebody was sampled. A total of 1,846 core samples were collected, some of which were recombined as composite samples and or subdivided as duplicates.

A total of 2,194 samples were submitted for geochemical analysis at the JSC “West Siberian Testing Center”, Novokuznetsk city. Routinely, samples were first subject to semi-quantitive XRF elemental analysis and were then analysed for Fetot%, Femag%, sulphur, phosphorus and moisture content. All testwork was performed and certified in compliance with the procedures established by the federal state (GOST) standards system. A set of 244 composite samples was also analysed for mineralogical content and phase analysis with specific focus on the content of iron content in magnetite, pyrite and pyrrhotite sulphides and carbonate and silicate fractions. A formal system of control and checking in accordance with federal state procedure OST 41-08-272-04 involved the submission of 237 control samples to the external and independent laboratory OJSC “LITSIMS” in Chita.

In addition, 31 core samples were collected from the overlying Vendian dolomite succession for analysis of the carbonates (including analysis of SiO2; Al2O3; Fe2O, CaO; MgO; and MnO content). Also 409 samples specifically for XRF evaluation of gold content were taken from several drillholes along one exploration line (Line 0-0).

In 2012 two small bulk samples of magnetite ore were submitted for benficiation and utilisation testwork at the laboratory of the ore testing station at Korshunovsky GOK. Initial testwork concluded that Pionerskoye ore should be considered as one technological ore type: high-sulphur magnetite ore which will require pre-treatment and desulphurisation prior to industrial use. Beneficiation of the ore by means of three-stage magnetic separation offers the possibility to produce a concentrate of >60% Fe from a feed product of 34.14% Fe with a recovery of 86.7%.

20.1.9	Geological Data

The exploration programme since 2012 has, in addition to the drilling programme, included extensive both manual and airborne magnetic survey and electrical resistivity profiling, which has been used to refine exploration targets. The management of drilling, sampling and analytical data is marshalled on an individual drillhole basis, which is then used to represent the lithological and analytical data graphically on each of the exploration profiles. The construction of resource polygons on each profile creates an estimation cross-section used for 3D projection of individual resource blocks. Data is managed and summarised in the context of each individual resource block.

20.1.9.1	Verification

The exploration data and resource estimation procedures have been reviewed by IMC personnel. Satellite imagery confirms the location and pattern of the 2013-2015 exploration drillholes.

20.1.10	Resource Estimation

Resource estimation has been performed following a traditional manual process of constructing polygonal blocks on vertical profiles which coincide with the exploration lines of drill holes. The two-dimensional construction of blocks was based on projecting straight lines of connection between intersections with similar ore and quality characteristics, within areas of assumed uniform structure and continuity and defined by a minimum number of intersections to control the confidence category. The blocks were then defined in three-dimensions either by projecting across to corresponding polygons of similar characteristics on the immediately adjacent profiles or projecting to the mid-point to the next adjacent profile. The block volume was calculated as a prism using the average of the block area on adjacent profiles. Grade values in each block are based on the average of intersections and analytical values included in the block.

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For the assessment of compliant samples to be used for resource estimation, a cut-off grade of 8% Fetot, for total iron content was applied. The minimum extractable thickness of orebody material has been defined as 6.0 m true thickness. The maximum thickness of waste or subgrade ore material to be included with the envelope of an orebody assessed as extractable was defined as 6.0 m true thickness. Resources have been estimated within a conceptual open-pit shell extending in depth to the level of 780 m, based on a conceptual stripping ratio of 1.11 (m3/t), a maximum depth of 275 m from surface.

The Relative Density (t/m3) values used for the calculation of the in-situ tonnage for each block have been based, in the first instance, on the analysis of bulk density measured directly on 157 samples. Regression analysis was applied to establish the relationship between bulk density, moisture content, total iron content and magnetic iron content. From this data a linear relationship was computed between dry bulk density and total iron content, which was then used to define the Relative Density applied to estimate the tonnage in each block. The Relative Density corresponding to the average iron content of estimated resources of 32.78% Fetot, is 3.54 t/m3.

20.1.10.1	Resources Statement

The criteria applied to the Pionerskoye resource blocks for allocation of confidence categories within the statement of GKZ Balance Reserves can be summarised:

Reserve Category B:	spacing of the surface location of drillholes to be closer than 60 m down-dip along the exploration profile and to be closer than 60 m along strike on adjacent exploration profiles.

Reserve Category C1:	spacing of the surface location of drillholes to be closer than 100 m down-dip along the exploration profile and to be closer than 100 m along strike on adjacent exploration profiles.

Reserve Category C2:	spacing of the surface location of drillholes not greater than 200 m x 200 m; C2 reserves areas also include the area projected up to 200 m down-dip from the most outlying drillhole.

The resource estimation for the GKZ return of Balance reserves includes all ore within a conceptual mine envelope based on practical and economic criteria, and can therefore be considered to be potentially and economically exploitable. Accordingly, the total of GKZ Balance Reserves can be assigned to in situ resources in the context of CRIRSCO reporting. The criteria and practice of assigning GKZ confidence categories and for expressing these in the internationally recognized CRIRSCO categories for resources has been reviewed by the IMC Montan consultants, and follows the joint GKZ-CRIRSCO model “Guidelines on Alignment of Russian minerals reporting standards and the CRIRSCO Template” of 2010. For the Pionerskoye Prospect the Consultants consider the following relationship to be appropriate:

•	All resources in GKZ categories A+B report to Measured Resources

•	All resources in GKZ category C1 report to Indicated Resources

•	All resources in GKZ category C2 report to Inferred Resources.

The statement of all resources as at 1st July 2021 is shown in the table below.

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Table 20-1    Pionerskoye Exploration Project CRIRSCO compliant resources at 1st July 2021

Category	Ore (‘000t)	Fetot%	Femag%	Stot%
Measured	18,644	40.13	33.33	1.75
Indicated	54,345	35.41	28.75	1.72
Measured + Indicated	72,989	36.62	29.92	1.73
Inferred	89,474	35.52	28.81	1.93

TOTAL	162,463	36.01	29.31	1.84

20.1.11	Reserves Estimation

No mine plan or reserves have been developed or estimated as yet.

20.1.12	Proposed Mining Operations

Working in conjunction with proposed adjacent Sivaglinsky open pit a standard truck and shovel is envisaged.

20.1.13	Infrastructure

Again it is proposed to establish a common infrastructure with Sivaglinsky Open Pit.

20.1.14	Environmental Permitting and Compliance

Pionerskoye Included jointly as a single project with the Sivaglinskoye exploration deposit section.

20.1.14.1	Rehabilitation

Included jointly within the Sivaglinskoye deposit section.

20.1.14.2	Summary of Potential Risks and Liabilities

Included jointly within the Sivaglinskoye deposit section.

20.2	Sutamskaya Area Exploration

The Sutamskaya iron ore project is an exploration stage property held since 2012 by Yakutugol (AO HC “Yakutugol”) under a licence for exploration, resource estimation and mining of iron ore.

20.2.1	Location and Access

The Sutamskaya project area lies in a remote and essentially unpopulated area in the south-eastern part of Neryungri Municipal District in the Republic of Sakha (Yakutia). The southern limit of the licence area lies close to the border of Sakha Republic with Amur Oblast. There is no permanent population, no permanently maintained access routes and no water or energy supply infrastructure.

The site area lies at approximately 230 km to the ESE from Neryungri, the local administrative centre, and 110 km to the NE from Dipkun Station, on the Baikal-Amur Mainline (BAM) Railway in Amur Oblast.

Access to the area is either by helicopter or tracked or 4WD off-road vehicles; some deteriorated unmade tracks remain from much earlier periods of exploitation of gold placer deposits. Nearest permanent population centres are small settlements approximately 100 km to the SW on the line of the BAM Railway (e.g. Dess, Moskovsky-Kosmolyets) or Nagorny, approximately 190 km to the west, on the N-S transport axis Tynda-Neryungri-Aldan, comprising the federal highway (M56 “Lena” also designated A360) and the rail spur Tynda-Nyerungri-Nizhny Bestyakh (Yakutsk). However, travel distances on winter roads are considerably longer than the direct distance, for example involving 360 km travel to Nagorny.

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20.2.2	Topography, elevation, and vegetation

The site area lies in the south-eastern part of the Aldan Highlands, in dissected terrain forming the eastern extremities of the Stanovoi mountain range. Most of the site occupies rolling terrain of elevation between 900 – 1100 m above sea level, designated the Sutamskaya Plateau. All the licence area falls within the drainage basin of the Sutamskaya River and its tributaries. These form a network of valleys feeding in to the Sutamskaya River which bisects the licence area, running WSW-ENE through the central sector of the licence. The Sutamskaya River system drains generally northwards and joins the Aldan River west of the town of Aldan, which ultimately feeds in to the River Lena. The Sutamskaya River and its tributaries are locally deeply incised and the valley floor of the main Sutamskaya River through the licence area lies at an elevation of approximately 665 m. Within the licence area, the course of the Sutamskaya River is a major obstacle for access between the northern and southern parts of the licence.

The vegetation of the area is relatively open forest and scrub, typical of the northern taiga vegetation and is dominated by larch forest with less common spruce, pine, birch aspen and poplar

20.2.3	Climate and the length of the operating season

The climate is typical of the continental high latitude location, with a long cold winter and a short hot summer. The average annual air temperature is -8.2°C, and varies from -50°C (December-January) to +35°C (July). The average annual precipitation is 450-550 mm, mostly falling as rain in the summer months. Snow cover normally settles in late September to early October, to a depth of 40 cm, and the area remains snow-covered until early June. Permafrost occurs patchily across the area and is locally variable in depth.

The Sutamskaya River maintains its flow throughout the year, although the tributaries that cross the licence area freeze from late October and remain frozen until mid-May.

20.2.4	Licence

AO HC “Yakutugol” is the holder of Licence YaKU 03158 T', issued by the Department for Subsoil Resources in the Republic of Sakha (Yakutia) for geological studies, exploration and mining of iron ore within the Sutamskaya area. The licence was registered on 05 March 2012, and is valid until 01 March 2037. The licence area comprises an elongate area orientated N-S, its shape reflecting a number of contiguous rectangles and is defined by 10 corner reference points. The north-western corner point is located: 56o 03’ 37’’N. 127o 48’ 40’’E (UTM: 52V 425973E.6174268N); the south-east corner point is located: 55o 42’ 41’’N. 128o 10’25’’E (UTM: 52V 448077E.6174268N). The area of the licence is 73,132 ha (731,320,000 m2).

The top boundary of the licence is defined as the base level of soil or unconsolidated deposits, and the bottom of water bodies and water courses. This reflects that this area has in the past been covered by licences for the working of alluvial placer gold. All such activity ceased around the year 2000 but some licences may remain extant. The bottom boundary is defined as base to which reserves estimation may be made.

20.2.5	History

Placer gold deposits were discovered in the area in the later part of the 19th century and instigated regional geological appraisal with a focus primarily on gold occurrences. Sporadic small-scale exploitation of gold placer deposits has continued through the 20th century. The presence of major iron ore deposits has been documented only since the 1940s. A formal regional geological survey programme was undertaken from the early 1950s to produce the state geological map at 1:200,000 scale, reported in 1958. In conjunction with this programme, more detailed mapping in the Sutamskaya district included investigation of significant magnetic anomalies by means of trenching and sampling, resulting in the recognition of four significant ore-bodies.

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A more recent phase of geological appraisal, undertaken by the state geological organisation “Yakutskgeologiya”, began in the early 1980s. The work focussed on the prospecting and evaluation of iron mineralisation, with regional geophysical survey. Eight individual iron occurrences were identified as promising, of which seven were categorised as small to medium size deposits, and one, Olimpiyskoye, is considered a large size deposit. Based on mapping, geophysical survey and some trench analyses, preliminary exploration results were expressed as possible resource tonnages in the Russian system of Prognostic Resources. These suggested that the Olimpiyskoye deposit had the potential to host up to 1,127 kt of resources at a grade of 33.78% Fetot. Overall, it was estimated that the total potential resources in all the recognised ore-bodies within the Sutamskaya licence may amount to 1,560 kt.

In March 2012, Yakutugol was awarded Licence YaKU 03158 T' by the Department for Subsoil Resources in the Republic of Sakha (Yakutia) for geological investigation, exploration and mining of iron ore. To validate this award a design for exploration work was approved in November 2012. Surface geophysical studies and prospecting traverses have since been performed in the period 2012-2021 and a supplemental design document for the prospecting and estimation of iron resources was approved in May 2018. This sets out a programme for identification of priority areas for detailed prospecting and exploration and preliminary economic and technical appraisal which will define a basal horizon to which future resource estimates will refer.

20.2.6	Geology

The iron ore deposits of Yakutia are located within the strongly metamorphosed Precambrian rocks forming the large stable block of the Siberian Shield. Within this very extensive geological terrane, the Aldan Shield is a sub-block characterised by a basement of strongly folded schistose metasediments, of Archean age, with numerous dome-like granitoid intrusions with metamorphosed cores with a complex range of gneiss lithologies. The Sutamskaya iron ore district is located in the south-eastern sector of the Aldan Shield.

20.2.6.1	Regional

The Sutamskaya iron ore district lies closely to the north of a major crustal dislocation, the Baikal-Stanovaya regional strike-slip zone, which marks the southern boundary of the Siberian Shield. This is an extensive sinistral shear zone with numerous secondary splay faults and associated conjugate fault systems, with some record of continuing seismicity. The major faults divide the strongly metamorphosed basement into a number of structurally discrete blocks. In the Sutamskaya Block the intense folding of the Archean rocks is represented by a large complex anticlinal structure, the Gidatskaya Antiform, with associated subsidiary fold structures of tight synclines and anticlines.

The metasediments occur as a complex layered succession of interbedded lithologies which have undergone regional metamorphism and later recrystallisation and metasomatism due to successive episodes of magmatism during Archean, Riphean (early Proterozoic) and Mesozoic times. The Archean rocks comprise a number of formations (suites) distinguished by their predominant lithologies, and which together are attributed to the Gidatskaya Complex. The stratigraphically lowest formation (Talangskaya Suite) of the Archean includes a unit of quartzite and interbedded metacarbonates which hosts lenses of metasomatic iron ore and is succeeded by a thick succession of layered pyroxene-gneiss and crystalline schist. The succeeding formation, the Ayanskaya Suite, also characterised by a thick succession of the pyroxene-gneiss and crystalline plagioclase-gneiss, is the principal host of iron resources in the Sutamskaya licence area. The upper part of the Archean succession is composed of over 2,500 m thickness of gneissose rocks, extensively affected by granitization.

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Igneous intrusions are common in the metamorphic succession of the Sutamskaya licence. Archean intrusions show a wide range of original composition from ultrabasic gabbros through diorites to granites. An episode of hypabyssal dolerite intrusion occurred in the later Proterozoic (Riphean), represented by dykes of N-S to NE-SW strike and thickness of a few metres up to 70 m. An episode of acid magmatism in the Early Cretaceous is marked by plutons of biotite granite and E-W dykes of porphyry granite and granodiorite, which are most common in the southern part of the Sutamskaya district.

20.2.6.2	Local

The regional geological survey of the early 1980s identified eight promising ore occurrences within the Sutamskaya licence area, one of which, recognised as a large size deposit and designated as Olimpiyskoye, occupies most of the central area of the licence south of the Sutamskaya River. Most promising ore occurrences occur south of the Sutamskaya River. Since 2012, the Yakutugol exploration programme has investigated each of these occurrences, using magnetic survey as a primary tool for interpretation of orebody structure and for planning physical investigation by mapping and trenching. The greater part of this exploration has been directed to evaluating the Olimpiyskoye deposit as the most significant component of the resource base.

The Olimpiyskoye deposit is sited at the hinge closure of the major Gidatskaya Antiform, which presents as three subsidiary anticlinal axes, giving rise to a complex structure comprising a number of individual orebodies. Interpretation of the strong magnetic anomaly indicates orebody margins dipping at 60o-70o to the east and extending to depths of up to 700 m from surface. Thickness of orebodies ranges from a few metres to 25 m. Strike continuity is limited and controlled by a number of apparently major normal and strike-slip faults, striking N-S and NE-SW, with displacements of over 100 m.

The smaller ore occurrences within the licence are less well investigated than Olimpiyskoye but a common feature in a number of them is that they are associated with anticlinal fold axes. Orebodies are most commonly interpreted as sheet-like and steeply dipping but lateral continuity is limited due to extensive faulting. A number are associated with the major, late-stage and essentially E-W, faults (Kabaktinsky Fault, Talangasky Fault) interpreted as generated during the Mesozoic and commonly associated with granodiorite magmatism.

20.2.6.3	Orebody Geology and Quality

Information on orebody structure and ore quality is best known for the Olimpiyskoye ore occurrence. The ore material is ferruginous quartzite hosted within a variable succession of pyroxene gneiss and crystalline schist. Trenching provided a number of channel samples which show total iron content to range 17.0% - 43.3% Fetot and magnetic iron content to range 10.1%-42.3% Femag. Preliminary assessments of ore potential have considered possible open-pit mine exploitation to a depth of 300 m and average content of 32.6% Fetot, 27.7% Femag, 0.085% S and 0.088% P.

Channel sample results are known from trenching over four of the smaller ore occurrences in the Sutamskaya licence. In all cases the ore material comprises ferruginous quartzite, generally categorised as a pyroxene-magnetite-quartzite. Total iron content from samples in these smaller ore occurrences ranges 12.0%-48.3% Fetot and magnetic iron content ranges 8.7%-39.5% Femag. Sulphur content ranges from traces only to 0.4% S and phosphorus content 0.02%-0.13% P.

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20.2.6.4	Potential Exploitation

The ore occurrences in the Sutamskaya licence area have not yet been investigated by drilling and are as yet insufficiently known to support the development of conceptual plans for exploitation. Initial assessment of resource potential has assumed these deposits to be most suitable for open-pit mining; where outline assessments have been made these consider a maximum depth for working of 300 m from surface. It can be noted that the apparently fractured and heavily faulted nature of the rock mass and the schistose nature of the orebody host rocks, with laminae of chloritised material, will present a major challenge and limitation on design of safe pit slopes.

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20.2.7	Summary of Resources

Exploration and resource definition to date has been at a preliminary stage. In recognition of the potential of the licence area, preliminary assessment of potential resources has been undertaken in the context of Prognostic Resources as defined in the Russian reporting system. Prognostic Resources are defined as quantitively estimated resources that serve as the basis for formulation of a detailed geological mapping programme and for prospecting work. The highest category of Prognostic Resources- P1, particularly where peripheral to C2 Balance Reserves, may, subject to overview by a Qualified Person, be considered to be included with CRIRSCO-compliant Inferred Resources (following the joint GKZ-CRIRSCO model “Guidelines on Alignment of Russian minerals reporting standards and the CRIRSCO Template” of 2010).

P1 Resources have been identified only for the Olimpiyskoye ore occurrence; IMC Montan have reviewed the estimation procedure, projected to a depth of 300 m from surface. This review has concluded that resources sufficiently defined to be designated P1 Resources total 108 Mt @ 33.8% Fetot and 27.7%mag. However, as no drilling has been performed there is no confirmation of quality in depth and these preliminary estimates should be considered only as indicative of Exploration Results and not expressed in the CRIRSCO categories.

20.2.8	Proposed Activities

It is not clear what is proposed to develop the understanding of this prospect.

20.2.9	Infrastructure

There is no permanent infrastructure established on the deposit.

20.2.10	Environmental Permitting and Compliance

Geological exploration is carried out by a contractor who has the responsibility of registering an asset making negative impact as well as applying for and receiving the environmental permits.

Rehabilitation

The total area of lands which will be disturbed is estimated 216.92 ha including 131.1 ha. during road construction

Cuts through the forest, access roads, parking areas to be used by the exploration team shall not be subject to reclamation, since the soil and vegetation layer is not disturbed. At the end of the field operations all areas should be cleared of equipment and debris, soil heaps flattened and potholes filled. The area will be left for natural overgrowth.

Mine workings after documentation and testing are also subject to backfill.

At this stage there is no technical design for the development of the deposit and it is not possible to estimate the costs of reclamation

Summary of Potential Risks and Liabilities

The Sutamskaya iron ore region is economically undeveloped in forestry land belonging to the Chulman regional forestry. There are no populations or transportation routes in the area, the nearest habitation is Neryungri at a distance of 220 km. Activities of the project will not affect any settlements of indigenous or nomadic communities.

Currently only exploration work at the site is underway which will last approximately until the end of 2023. No environmental management or monitoring is being undertaken. The removal and transfer of waste for further disposal is the responsibility of the contractor carrying out exploration work. The design allows for water abstraction from surface watercourses for the preparation of clay solution, for plugging wells and for supply of water for vehicles.

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Prior to commencement of works the Company must comply with the EIA procedure, obtain the state environmental expert appraisal and then apply for and receive full package of regulatory permits for construction and operation.

21	OTHER RELEVANT DATA AND INFORMATION

21.1	CRIRSCO Code

The Committee for Mineral Reserves International Reporting Standards (CRIRSCO) International Reporting Template dated November 2013 as incorporated into the Codes and Standards of most of the CRIRSCO Members (the “CRIRSCO Code”).

The CRIRSCO Code provides a mandatory system for the classification of minerals Exploration Results, Mineral Resources and Mineral Reserves according to the levels of confidence in geological knowledge and technical and economic considerations in Public Reports.

Public Reports prepared in accordance with the CRIRSCO Code are reports prepared for the purpose of informing investors or potential investors and their advisors. They include, but are not limited to, annual and quarterly company reports, press releases, information memoranda, technical papers, website postings and public presentations of Exploration Results, Mineral Resources and Mineral Reserves estimates.

One of the main factors in the CRIRSCO code reporting is that a “Competent or Qualified Person” executes the reporting. A Competent or Qualified Person must have a minimum of five years’ experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which that person is undertaking. If the Competent or Qualified Person is estimating or supervising the estimation of mineral resources, the relevant experience must be in the estimation, assessment and evaluation of mineral resources.

The CRIRSCO code uses the following terms and definitions which are summarised in the figure below.

Modifying Factors Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Exploration Results include data and information generated by mineral exploration programmes that might be of use to investors but which do not form part of a declaration of Mineral Resources or Mineral Reserves.

A Mineral Resource is a concentration or occurrence of material of intrinsic economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into three categories.

•	Measured Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade/quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Mineral Reserve or to a Probable Mineral Reserve.

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•	Indicated Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade/quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

•	Inferred Mineral Resource - is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade/ quality continuity. An Inferred Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral reserves are sub-divided in order of increasing confidence into two categories:-

•	Probable Mineral Reserve - is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve.

•	Proved Mineral Reserve - is the economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of confidence in the Modifying Factors.

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Figure 21-1    Principles of the CRIRSCO Code

Assessment of Data and Reporting Criteria

To assess the adequacy of the plans and sections to support mine planning based on CRIRSCO criteria, the base data has to be examined to see if it is CRIRSCO compliant. If the base data is CRIRSCO compliant then this data can be used to produce CRIRSCO compliant plans.

Conforming data is usually used to estimate the resources of a deposit, and the reserves if there is a physical and financial business plan associated with the mining of the deposit. The CRIRSCO Code provides a checklist as a guide to those making any estimation.

Relevance and materiality are overriding principles that determine what information should be publicly reported and sufficient comment on all matters that might materially affect a reader’s understanding or interpretation of the results or estimates being reported must be provided. This is particularly important where inadequate or uncertain data affect the reliability of, or confidence in, a statement of exploration.

21.2	Mineral Resource Estimate

21.2.1	Basis, Assumptions, Parameters and Methods

Russian Federation uses, by law, the classification system and estimation methods for reserves and resources established by the Former Soviet Union. In practice, this means that the statements of reserves and resources developed by individual Mechel mines and the mining plans to which they relate must be submitted for approval to the corresponding committees of the Government Authorities. Adherence to the standardised national system of reserves and resources estimation is a legal procedure and mandatory for the license holders.

Under this old classification system, which is also the current reporting regime in Russia as part of the exploitation licence for each mineral deposit, a set of Conditions for Estimation of Reserves are prepared by the corresponding national design institutes and are approved by a State supervisory

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authority. The conditions apply a well-defined process of classifying the specific deposit into one of five major deposit categories, subject to which, the principles for exploration and classification of reserves and resources have been established. Reserves and resources are classified into six main classes and designated by the symbols A, B, C1, C2 and P1 and P2, based on the degree of reliability of exploration data. The category A and B define a group of resources where the uncertainties are significantly minimised whilst the P categories of resources are “prognosticated” and are considered equivalent to inferred resources.

The “Conditions” for estimation of reserves for each deposit specify the method of computation of resource/reserve blocks, the minimum thickness for exploitation of the iron ore and cut-off parameters, plus special considerations which may apply where the conditions for mineral extraction are exceptional or present difficulties.

Once the exploration data is compiled and evaluated, the estimation of the resources is carried out in clearly defined blocks where a number of maps and plans are generated for each seam present in each asset by considering the geological conditions present in each block affecting the resource and reserve estimations. The classification of the blocks corresponding to A, B, C and P categories considers the individual block boundaries, conditions set on the resource boundaries (e.g. floor of a particular seam or depth), outcrop distribution, borehole locations (including collar information and borehole depth), geomorphological surface features (topography, rivers and streams, national parks-reserves etc), man-made features (industrial zones, surface and underground infrastructure, railways, pipelines, national grid, shafts, dams, etc.), oxidation zones, washout zones, graphic representation of seam morphology, split lines, faults with their throw amplitude and configurations, other structural elements and zones of tectonic disturbances, seam thickness (minimum, average, maximum), thickness of the partings present, location of seam thinning/thickening, seam dip angle, and corresponding minimum iron ore quality parameters present in each borehole. The documentation of this exercise needs to be compiled in the form of cross sections, plans, tabulation of seam characteristics and reports, which is also part of the legal requirements to approve the resource estimation.

With reference to these conditions, the reserves stated for each deposit are further categorised as “balance reserves”, which means they meet the pre-determined criteria for economically justifiable extraction or are “out-of-balance resources” considered to be uneconomic to exploit. Another category of reserves under the former Soviet system/current Russian system is the “industrial resources/reserves” which are the “balance reserves” minus all operational losses and overall mine losses.

Mineral deposits in Russia are also classified in terms of geological complexity according to the size, continuity and structural disposition of the deposit ranging from 1 (simple) to 4 (very complex).

Upgrade to C classes from P requires additional data (typical “modifying factors” such as geotechnical, economic, pit design, etc.) whilst C1, B, and A classes require completion of a prefeasibility/feasibility study which is generally called the TEO (technico-economicheskiye obosnovaniye=technical-economic characterisation) and the TER (technico-economicheskiye raschoti= technical- economic calculations). The publication of data in the above classes requires audit and registration by an independent organisation i.e. GKZ = State Commission on Reserves (national) or TKZ = Territorial Commission on Reserves (regional).

The TEO document is a very comprehensive and detailed document and covers the geological and technical/technological assessment and economical evaluation of the deposit in question for different cut-off parameters. The economical assessment typically investigates the different cut-off parameter options defined from the geological and technological perspectives under the headings of: analysis of

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market and economic environment and taxation issues, operational cost and production cost and product sales, capital costs, floating capital investments, profitability, discount rate, net cash flow and net present value, internal rate of return as well as indicators of the commercial effectiveness of the project.

The Qualified Person emphasizes the importance of the fact that any resource estimation under the Russian system must be approved by GKZ or TKZ before any mining is allowed as this is a legal requirement under the Russian laws.

Therefore, cut-off parameters document plays a crucial step on the finalisation of the approval of the reserves. The former Soviet/current Russian system places all the available iron ore in the ground as a reserve and does not make any distinction between the resource and reserves.

According to the Qualified Person’s experience is that the classification of resources and resource blocks in the categories A, B, C1 and C2 is a very reliable guide to the confidence for volumetric definition of resources in-place. The Conditions for Estimation of Reserves define cut-off grades and the density values employed for industrial mineral in-place. These appear consistent with the current commercial performance of the operations and a relevant guide to the commercial exploitability of these resources.

It is the opinion of the Qualified Persons of this report that this system represents a very traditional system of resource management as demanded by the national legislation. The system is nevertheless a robust and reliable reflection of the utilisation and depletion of reserves and resources.

Iron ore volumes at individual assets of Mechel are estimated by the determination of the areas at specific levels and the multiplication of this area by the average thickness estimated from sections through the applicable area.

Therefore, the Qualified Person believes that the mass of coal resources is conservatively underestimated for each asset as they usually do not include the clastic partings as defined in the Document of Conditions for Estimation of Resources/Reserves.

21.2.2	Conversion to CRIRSCO

The allocation of confidence category to resource blocks follows a formal procedure established by the State Committee for Reserves (GKZ). The expression of these categories within international standards for reporting on mineral properties follows the joint GKZ-CRIRSCO model “Guidelines on Alignment of Russian minerals reporting standards and the CRIRSCO Template” of 2010.

The table below sumaries the generalised approach for the conversion of GKZ resources to CRIRSCO mineral resources and thence the estimation of mineral reserves based on a mine plan within the technical boundary.

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Figure 21-2    Generalised Conversion of GKZ Reserves to CRIRSCO Mineral Resources and Reserves

This is not a mechanical process and the opinion of the Comptent Person will determin the actual CRIRSCO classification.

The Sivaglinskoye, Pionerskoye Fields and Sutamskaya iron ore deposits in Yakutugol have particular complexities and the Qualified Person has made individual assessments in the conversion to the CRIRSCO classifications described in the relevant sections above.

22	CONCLUSIONS

PMC/IMC concludes from the independent technical review that:

•	The management’s geological and geotechnical knowledge and understanding is sufficient to support short, medium and long term planning appropriately and operations are well managed.

•	The mine plans consider geological and geotechnical factors appropriately to minimise mining hazards.

•	Mechel’s mining equipment (either in place or planned in the capital forecasts) is suited to its mine plans and is adequate, with minor adjustments, for the production plans.

•	Iron ore processing facilities and other infrastructure facilities are or will be capable to continue supplying appropriate quality products to the markets in compliance with the production plans.

•	Environmental issues are managed and there are no issues that could materially impede production nor are any prosecutions pending.

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•	The assumptions used for estimation of the capital and operating expenditures are appropriate and reasonable.

•	The capital and operating expenditures used in the financial models incorporating minor adjustments by PMC/IMC reflect the mine plans, development and construction schedules and the forecast production levels.

PMC/IMC estimated the post-tax value of the Sivaglinskoye development period iron ore Operations at US$ 24.7 million at the real discount rate of 10%, the exchange rate of RUB 72.7234 / US $, and the product prices, capital and operating expenditures and production forecasts which are soundly based.

23	RECOMMENDATIONS

•	The financial evaluation is based on the development period to 2027. However this asset has resources which potentially go beyond this date.

•	The Sivaglinskoye Field Iron Ore Project should move towards estimating Mineral Reserves and Resources in accordance with the CRIRSCO Code directly without converting from a GZK estimation each year.

•	Future S-K 1300 compliant TRS reports should be based on the fiscal and calander year.

24	REFERENCES

1.	Guidelines on Alignment of Russian minerals reporting standards and the CRIRSCO Template” of 2010. Issued by CRIRSCO.

2.	Solid Minerals Reserves Status and Changes Data (form 5-GR) for 2019, 2020.

3.	Design documentation for exploration approved by the state licensing authority on 19 September 2012.

4.	Approval of conditions for long-term site development granted on 29 January 2020.

25	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

All of the base data and information used to compile this report have originated from Mechel and its subsidiary Companies. PMC and IMC have tested the efficacy of the material supplied by site visits and interaction with the relevant Company personnel. The draft report was submitted to the Company for verification of factual accuracy.

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DISTRIBUTION LIST

S-K 1300 TECHNICAL REPORT SUMMARY ON THE SIVAGLINSKOYE FIELD IRON ORE EXPLORATION PROJECT

COPY No.

Copies of this report have been distributed as shown below:

Copy No.	Type	Recipient
1	Original	Mechel PAO

2	Copy	Mechel PAO

3	Copy	IMC Montan Group

4	Copy	PMC Ltd

Project Personnel: J S Warwick (CP, Mining Engineer), P C Robinson (Financial Analyst), M Mounde (Mining Engineer), Dr J A Knight (Geologist), Dr H Arden (Geologist), S C Frankland (Process Engineer), M George (Environmental), P Shevchenko (Project Manager Russia, Mining Engineer), I Stezhko (Mining Engineer), A Sotnikov (Process Engineer), S Sidorkin (Social and Economic), E Kuleshov (Mining Engineer), A Zhura (Financial Analyst), R Mershiev (Financial Analyst), M Sokolova (Environmental), T Saverskaya (Process Engineer), M Oleynikov (Geologist).

Key Words:    Mechel, Iron Ore, Yakutia, Moscow

	Signature	Name / Designation

Production:	/s/ John S Warwick	John Warwick Report Compiler

Verification:	/s/ Pavel Shevchenko	Pavel Shevchenko Project Manager

Approval:	/s/ John S Warwick	John Warwick Project Director and Qualified Person

Date:	21st March 2022

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Appendix A

QUALIFICATIONS OF THE CONSULTANTS

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J S Warwick    Project Director and Mining Engineer

B Sc Electrical Engineering (Hons), Newcastle University (1973); B Sc Mining Engineering (Hons), Nottingham University (1975); Mine Manager’s 1st Class Certificate; Fellow Institute of Materials, Minerals and Mining; Chartered Engineer; European Engineer (Eur Ing).

50 years experience in the coal, base metals and industrial minerals mining industry and 20 years of directing Competent Person’s and Mineral Expert’s Reports. He is qualified as a Qualified Person under the requirements of the CRIRSCO Codes and SEC.

P C Robinson    Financial Analyst

Associate, Chartered Institute of Management Accountants

40 years experience in the mining, minerals and consulting industry worldwide with specific experience of investment and mine purchases, project management, production of a competent persons report in support of a flotation on major stock exchanges for major companies.

M Mounde    Mining Engineer

Chartered Engineer; Member Institute of Materials, Minerals and Mining; South Africa Mine Manager’s Certificate.

29 years of mining experience gained in both the operations and consultancy working environment with experience extending over all of the six continents where mining is permitted, and this experience covers both surface and underground operations in the precious and base metals, coal and industrial mineral industries. Mark has provided technical input and managed projects that have ranged from Feasibility Studies to Scoping Studies and Technical Due Diligence Reports. Mark’s operational experience is gained from working in Southern Africa on the South African deep level gold mines and open cast coal mines.

Mark Mounde is a Qualified Person under the requirements of the CRIRSCO Codes.

Dr J A Knight    Geologist

Dr J A Knight (B.Sc Geology, Aston University (1968); PhD Geology Sheffield University (1972); Fellow of the Geological Society, London; Chartered Geologist; Member Society of Mining Engineers (US); Member of Institute of Directors. He is a senior associate and former managing director of IMC and was the senior project geologist for this technical review. John has over 42 years experience in metalliferous and coal geology.

John Knight is a Qualified Person under the requirements of the CRIRSCO Codes.

Dr H Arden    Geologist

BSc Geological Engineering (Hons.), Istanbul Technical University (1984); MSc Civil Engineering, Southampton University (2008); PhD Geology, University of Nottingham (1990), Chartered Geologist and Fellow of the Geological Society.

More than 30 years of experience as a coal geologist worldwide. Hakan Arden is a Qualified Person under the requirements of the CRIRSCO Codes.

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S C Frankland    Process Engineer

BSc (Hons) in Minerals Engineering from Birmingham University; is Fellow and Past President of the Minerals Engineering Society, Member of the South African Coal Processing Society and Member of the European Union Expert Committee on Coal Preparation.

He has 43 years’ experience in the coal mining industry and waste recycling industry, in particular beneficiation, processing and quality management. He has worked in many areas of the world, recently in Kazakhstan and China.

Steve Frankland is a Qualified Person under the terms of the SEC.

M George    Environmental Engineer

BSc (Hons) in Applied Chemistry, Kingston-upon-Thames University (1971); Specialist courses in Hydrometallurgy, Solvent Extraction, Management in Industry, Assessment of Competence in Process Operations, Radiological Protection Supervision, Environmental and Safety Auditing, Health and Safety at Work Regulations, COSHH (Control of Substances Hazardous to Health) Assessment, Integrated Pollution Control.

40 years experience in base metals processing including environmental aspects and specialising in the environmental field for the last 15 years.

B Richards    Infrastucture Engineer

Experienced Mechanical Engineer with experience in Project Design, Project Management and mechanical engineering feasibility studies, and in the design and tender evaluation of Engineering Equipment Proposals. He is also experienced in mine CAPEX and OPEX infrastructure schemes, projections, financial reviews, due diligence and human resource scheduling.

*Pavel Shevchenko     Mining Engineer

MIMMM, PONEN (Professional Society of Independent Experts of the Subsurface Resources, Kazakhstan), GKZ Expert, has over 15 year experience in the mining industry, has the mining engineer’s diploma in underground mining awarded in Almaty, Kazakhstan, and the diploma in law awarded by Turan University, Almaty, Kazakhstan. As an IMC Montan staff member, participated in over 30 projects on reserve and resource evaluation, was involved in projects development in compliance with the international standards, optimisation of mining and other processes of open and underground mining operations.

*Igor Stezhko      Mining Engineer

Graduated from St. Petersburg State Mining Institute and Plekhanov Russian Economic University. At present, Igor Stezhko is an expert of the State Committee for Reserves (GKZ) of Russia, a member of the Professional Business and Ownership Appraisers Association, and a member of the Board of Experts of the Technological Platform for Solid Minerals of the Eurasian Economic Commission. He has more than a 9 year experience as mining engineer and a 3 year experience in mine designing. He has experience in mining industry in Russia and abroad. He was involved in shaft sinking at an international mine. During his work in IMC Montan Igor participated in and managed more than 25 projects related to preparation of designs, compliant with international standards, reserves and resources evaluation, technical audits and due diligences of mining industry enterprises.

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*Anatoly Sotnikov     Process Engineer

Graduated from the Geological faculty of St.-Petersburg State University trained as a geologist-instrument man-prospector. Work experience in coal industry is over 27 years in positions of engineers and management positions in regional coal companies, big coal and steel-making holding companies, foreign design-engineering firms. Anatoly is a highly qualified specialist-processing engineer in the area of coal preparation, selection of processing and dewatering equipment, simulation of flow processes at coal preparation plants (CPP), calculations of full material balance, conduct of technology audit at on-going processing operations. He has experience in CPP construction, reconstruction and technical retooling project management. Anatoly has been with IMC Montan since January 2020 and participated in Due Diligence, JORC reserve and resource valuation, PFS preparation projects as a coal preparation expert.

*Sergei Sidorkin     Social and Economic Policy

Sergey graduated with honours from the department of history at Chelyabinsk State University with specialization in political science; and a post-graduate course at the public policy chair of the department of philosophy at Lomonosov Moscow State University as a PhD, political sciences. Sergey has expertise in the area of strategic planning, Investor Relations, Public Relations, Risk Management. Sergey has been working in IMC Montan since 2011 and is involved in preparation of Terms of Reference, quality control, project co-ordination, liaison with the state authorities, market research, preparation of social and economic sections of mining project reports (risk assessment, assessment of project performance, analysis of legal and regulatory framework).

*Egor Kuleshov     Mining Engineer

Egor Kuleshov graduated from St. Petersburg State Mining Institute (diploma of a mining engineer, development of stratified deposits); and from St. Petersburg State University (economics and management, project management), McKinsey & Company. He has published articles in peer-reviewed journals and has the patent for the invention. Egor was involved in projects on reserve and resource evaluation, Feasibility and Pre-Feasibility Studies, MER preparation. Expert of the State Committee for Reserves (GKZ) of Russia.

*Alexey Zhura     Financial Analyst

Aleksey is a specialist in economics and marketing of mining. He graduated from Moscow State Mining University and has a PhD (Economics) and further diplomas: Company (Business) Valuation of State University of Land Use Planning and Control; Innovation Management in Corporations of Academy of National Economy and Civil Service under the Auspices of the RF President. Aleksey has 19 years of experience in marketing and economics of mining, Aleksey is an expert of GKZ (State Committee on Mineral Resources and Reserves) since 2007, since 2012 he is a member of the Society of Subsoil Use Experts of Russia (OERN).

Since 2006 Alexey has been working for IMC Montan as a consultant. For the time of his work for IMC he implemented over 80 projects in different type of minerals – coking and thermal coal, iron ore, base and precious metals etc.

*Ruslan Mershiev    Financial Analyst

Ruslan is a mining specialist in marketing and economics. He has graduated from Kuzbass Sate Technical University as Mining Engineer Economist. He has more than 10 years of experience working

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in the Russian mining companies, including Kuzbassinvestugol Corporation, Sokolovskya Holding Company, Kuzbassugol Coal Company, and Kuzbassrazrezugol Coal Company. Ruslan was engaged in mining economics including the following subject areas: economic assessment of investments, business planning, analysis of production activities, budgeting, and marketing. He has extensive experience in development of investment project and their audits, the projects related to construction and re-construction of deep mines, surface mines, processing plants, as well as auxiliary and service facilities. He was involved in expertise of the investment projects bidding for state support funds within Local Development Programme and Kuzbass Coal Industry Diversification Programme which are aimed at re-employment of miners and their family members made redundant as a result of coal mines closure. Professional level user of specialized software for development of investment projects and financial analysis of companies (Alt-Invest, Alt-Finance).

*M Sokolova    Environmental Engineer

Maria Sokolova is an environmental specialist. Maria has over 15 years of experience in the area of environmental protection. She graduated from Moscow Geological Exploration Academy and is a certified engineer specializing in eco-geology. From 2000 to 2008 she worked in the Monitoring and Forecast Centre at the RF Emergency Committee and held a position of the main specialist at the Environmental Emergency Monitoring Division. Currently she works for IMC Montan and is engaged in mines’ Environmental Impact Assessment, compliance of mines’ operations with national and international standards in the area of environmental protection. In her work Maria uses knowledge of the RF Environment Law and international environmental standards as well as knowledge of mining specifics as an impact factor.

*Tatyana Saverskaya     Metallurgy and Processing Engineer

Tatyana is a highly qualified specialist in the area of mineral processing and metallurgy (base, precious, and rare metals) and has 25 years of experience. She is a specialist in technology and equipment of metallurgical and processing plants. She graduated from Norilsk Industrial Institute in 1991. Tatyana has vast experience in designing of processes and technologies for processing and metallurgical operations and provides technical support to on-going enterprises in the mining and metallurgical sector. She has more than 10 printed papers, 3 patents for inventions.

*Maxim Oleynikov    Geologist

Member of Australian Institute of Geoscientists. He graduated from the Kazakhtan National Technical University named after KI Satpayev in specialty of Mining Engineer and Geophysicist. Starting his career as a specialist in computer information processing, Maxim has moved to the position of Geophysics and soon became Director and Representative of the Micromine in Kazakhstan

*	- denotes visited operations

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In accordance with the requirements of SK-1300 the Qualified Persons have been involved with the sections of the report as shown in the table below.

Qualified Person	Discipline	Report Areas	Specific Sections
J S Warwick	Mining	Complete Report Compilation Qualified Person Mining	1 to 25 13, 14, 15, 22, 23, 24 25

P C Robinson	Finance	Financial Analysis	16, 18, 19

Dr J A Knight	Geology	Geology	2 to 12, 20, 21

M George	Environmental	Environmental	17, 20

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Appendix B

MAPS AND PLANS

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It should be noted that the coordinates shown on the following plans may not be reliable as they are considered to be state secrets and could not have been disclosed accurately.

Sivaglinskoye Field Exploration Project

1.	Location Plan of the Mechel Yakutugol Mines and Process Plants

2.	Sivaglinskoye and the Pionerskoye Fields Layout

3.	Sutamskaya Deposit

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1.	Location Plan of the Mechel Yakutugol Mines and Process Plants

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Sivaglinskoye deposit
Pionerskoye deposit
A-360 Highway
Bolshoy Khatymy Village

2.	Sivaglinskoye and the Pionerskoye Fields Layout

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3.	Sutamskaya Deposit Plan

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Appendix C

GLOSSARY OF TERMS

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$	United States Dollars

$M	Million United States Dollars

ADB	Air dried basis, analysis of coal where by coal is air dried at ambient temperatures leaving the inherent moisture within the coal.

Air pollution.	The presence of contaminant or pollutant substances in the air that do not disperse properly and interfere with human health or welfare or produce other harmful environmental effects.

Ambient air.	Any unconfined portion of the atmosphere: open air, surrounding air.

ANFO	Amrnonium nitrate – fuel oil (diesel) slurry explosive

Anthracite, Anthracitic	A rank class of coal having more than 86% fixed carbon and less than 14% volatile matter on a dry, mineral-matter-free basis (as defined by ASTM). This class of coal is sub-divided into semi-anthracite, anthracite and meta-anthracite on the basis of increasing fixed carbon and decreasing volatile matter.

Anticline	A strata fold that is concave downwards.

Aquifer

1. An underground geological formation, or group of formations, containing usable amounts of groundwater that can supply wells and springs.

2. A body of rock that is sufficiently permeable to conduct ground water and to yield significant quantities of water to boreholes which intersect it.

Ash content	The percentage of a laboratory sample of coal remaining after incineration to a constant weight under standard conditions.

Autogenous Mill	Mill using the feed material to reduce through friction and breakage without the assitance of other forces

Background level	In air pollution control, the concentration of air pollutants in a definite area during a fixed period of time prior to the starting up or on the stoppage of a source of emission under control. In toxic substances monitoring, the average presence in the environment, originally referring to naturally occurring phenomena.

bcm	Abbreviation for bank cubic meter being the volume of material measured in-situ before excavation

bcm/t	Abbreviation for bank cubic meter per tonne - the unit for stripping ratio qv

bcm	Abbreviation for bank cubic meter being the volume of material measured in-situ before excavation

Bench	A near horizontal working area in a mine at least one side of which is defined by a significant vertical drop

Best Practice	Operating procedures that are recognised in the international mining community which maximise productivity and return on investment commensurate with stewardship of the assets.

Blending	Mixing two or more materials together to give a mixture of the desired quality

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Bolted roadways	Roadways that are supported using full column resin bolts (a drill hole filled with quick setting resin and through which a steel rod is rotated to mix resin and hardener)

Bore and fire techniques	The use of drilling and blasting mining techniques rather than mechanised methods.

Borehole	A hole made with a drill, auger or other tool for exploring strata in search of minerals.

Bucket loaders	A small tractor with a bucket to load out the material blasted and carry it to t tipping point. Often the buckets are side-tipping to facilitate working in confined areas.

C&F	Cost and Freight – a term of sale that includes the FOB (qv) price plus the cost of freight, insurance is normally paid by the buyer.

Calorific value, (CV)	The heat value of coal per unit weight. This is normally reported in kilocalories per kilogram, (kcal/kg).

Capex	Capital expenditure

Cash Flow	The sum of cash generated and spent by a business, usually computed on an annual basis.

Coal Washing	The process of removing mineral matter from coal usually through density separation, for coarser coal and using surface chemistry for finer particles.

Coalfield	A discrete area underlain by strata containing one or more coal beds.

Coking coal	Coal that becomes plastic when heated at 3ºC per minute through the temperature range 300 – 550 ºC.

Concentrate	Material that has been separated from an ore which has a higher concentration of mineral values than the mineral values originally contained in the ore. Concentrates are produced in a plant called a concentrator.

Concentrator	Equipment used in the reduction of ore

Conveyor	A rubberised belt running on rollers transporting the coal or other material from the faces to the endpoints. They can be reversed and used for manriding (carrying personnel to their working places.

Core	A cylindrical sample taken using a diamond drill.

Conveyor	A rubberised belt running on rollers transporting the coal or other material from the faces to the endpoints. They can be reversed and used for manriding (carrying personnel to their working places.

Cross Section	A diagram or drawing that shows features transected by a vertical plane drawn at right angles to the longer axis of a geologic feature.

Crosscuts	Excavated at right angles from a tunnel, it connects with a tunnel running parallel to the first tunnel.

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Curtilage	The area within which a mining company has legal responsibility for its own activities

Cut and Fill	A method of stoping in which ore is removed in slices, and the resulting excavation filled with waste material (backfill) which supports the walls of the stope when the next cut is mined.

Cut-off Grade	The lowest grade of mineralised material considered economic to extract; used in the calculation of the ore reserves in a given deposit, and in operations to segregate ore and waste.

DAF	Dry ash free basis – conversion of analyses to present data that has all ash and moisture removed, i.e. represents the analysis of the organic matter only.

Dense medium cyclones	A device the uses a dense medium in a hydrocyclone to effect a separation between coal and waste

Deposit	An area of coal resources or reserves identified by surface mapping, drilling or development.

Development	Excavations or tunnels required to access the ore. (i) The initial stages of opening up a new mine, and/or (ii) The tunnelling to access, prove the location and value, and allow the extraction of ore.

Dilution	The contamination during the mining process of excavated ore by non-ore material from the roof, floor or in-seam partings

Discount Rate	The interest rate at which the present value, if compounded, will yield a cash flow in the future.

Discounted Cash Flows (DCF)	The present value of future cash flows.

Double-ended ranging drum shearer	Two shearers fitted on separate arms at opposite ends of a drive bogey. The arms are capable of ‘ranging’ up or down to follow the seam floor and roof contours.

Double-ended shearers	Two shearers fitted on separate arms at opposite ends of a drive bogey. The arms are fixed.

Dump	A site used to dispose of solid wastes without environmental controls.

Effluent	Wastewater—treated or untreated— that flows out of a treatment plant, sewer, or industrial outfall; generally refers to wastes discharged into surface waters.

Emission	Pollution discharged into the atmosphere from smokestacks, other vents, and surface areas of commercial or industrial facilities, from residential chimneys; and from motor vehicle, locomotive, or aircraft exhausts.

Exploration	The search for mineral. Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralisation.

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Fault	A structural discontinuity in the earth’s crust formed by movement between adjacent blocks resulting from tectonic forces.

Floor (seam)	The bottom of the seam.

Footwall	The underlying side of a fault, an orebody, or mine workings. An assay footwall is the lower surface of an orebody which separates ore- and waste-grade material.

FSI	Free swelling index, a measure of the amount of swelling a coal under goes on rapid heating.

FSU	Former Soviet Union

Geological losses	Losses deducted from proven reserves due to geological constraints, eg faults, seam splitting.

Geotechnical Conditions	The engineering behaviour of rocks as a result of an excavation.

Grader	A rubber-tyred, diesel driven, mobile machine with an under-slung blade used for regulating the surface of dirt roads and the like

Groundwater	The supply of fresh water found beneath the Earth’s surface (usually in aquifers), which is often used for supplying wells and springs. Because groundwater is a major source of drinking water, there is growing concern about areas where leaching agricultural or industrial pollutants or substances from leaking underground storage tanks are contaminating it.

Hangingwall	The wall or rock on the upper side of the inclined orebody (the roof).

High wall	The face of the excavation limit where the depth from original ground level is greatest

Hyperbaric filter	A filter for dewatering fine coal slurries that uses high pressure

In Situ	In place, i.e. within unbroken rock.

Inherent Moisture	That moisture held within the internal porosity of the coal. It is the moisture released after air dying of the coal at 20° C when the coal is heated to 105°C. Low rank coals have high inherent moisture and high rank coals have low inherent moisture.

Interburden	Sterile soil and rock material lying between coal seams

Kcal/kg	Kilocalories per kilogram of coal, the energy content of coal used in the countries that do not conform to SI units. In countries where SI units are adhered to, the measure of energy is in megajoules per kilogram or MJ/kg.

km	Kilometre

kt	Thousand metric tonnes

ktpa	Thousand metric tonnes per year

kV	kilo Volt

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kW	Kilo Watts power rating

Lignite, lignitic	A class of brownish-black, low-rank coal, defined by ASTM as having a heat value of less than 4,600 kcal/kg on a moist mineral-matter-free basis.

LOM	Life of Mine

Longwall	A coal production face where a shearer traverses and cuts a long wall of coal accesses by two gate roads.

Losses - Mining	Ore lost due to less than perfect mining operations.

LTIFR	Lost Time Injury Frequency Rate, usually measured per 100,000 manshifts or one million man-hours

m	Metre

M	Million

Metallurgical coal	An informally recognised name to refer collectively to coking coal, coal for pulverised coal injection (PCI) and anthracite, all of which are used in the production of iron and steel and in other metallurgical applications.

Middling	Material containing mineralisation of a poor quality that is uneconomic.

Mineral Rights	The ownership of the minerals on or under a given surface with the right to remove the said minerals.

Mining Licence	Permission to mine minerals from a Mineral Rights area.

Moisture content	The percentage of moisture (water) in coal. Two forms of moisture are found in coal, free or surface moisture that evaporates on exposure to air, and inherent moisture entrapped in the coal, which can only be removed by heating.

Mt	Million metric tonnes

Mtpa	Million tons per annum

MW	Megawatt

Net present value, (NPV)	The present value of the net cashflow of the operation, discounted at a rate, which reflects a combination of the cost of capital of the company and the perceived risk attaching to the project or operation.

Net as-received	Refers to the gross as-received calorific value of a coal after the energy required to vaporise the moisture and moisture formed from combustion of any hydrogen is removed.

Open Pit	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Opex	Operating expediture

Overburden	Sterile soil and rock material overlying the coal

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Parting	A layer or stratum of non-coal material in a coal bed which does not exceed the thickness of coal in either the directly underlying or overlying leaves.

Pillar(s)	An area of ore left during mining to support the overlying strata or hanging wall in a mine.

Potable water	Water that is safe for drinking and cooking.

Proved Reserves	Those reserves which are the economically mineable part of the Measured Reserves

Proximate analysis	A simple analysis of coal that utilises the high temperature disintegration of coal into moisture, volatile matter, fixed carbon (char or coke) and ash.

Rank	A measure of thermal maturity of a coal. Coal increases rank from peat through to graphite by the application of heat and time. Increasing rank of coal is from lignite, through sub-bituminous coal, through bituminous coal, through anthracite to graphite. The process is a series of condensation reactions whereby initially water is expelled from the coal, then carboxyl groups are expelled then gas and liquids are expelled and finally methane. During this process the inherent moisture reduces, volatile matter reduces and energy content of the hydrocarbon part of the coal increases.

Raw sewage	Untreated wastewater.

Rehabilitation	Land restored to its former condition

Reserve(s)	Refer to CRIRSCO Code, Section 21.1

Reserve(s) - Probable	Refer to CRIRSCO Code, Section 21.1

Reserve(s) - Proved	Refer to CRIRSCO Code, Section 21.1

Resource(s)	Refer to CRIRSCO Code, Section 21.1

Resource(s) - Indicated	Refer to CRIRSCO Code, Section 21.1

Resource(s) - Inferred	Refer to CRIRSCO Code, Section 21.1

Resource(s) - Measured	Refer to CRIRSCO Code, Section 21.1

Risk assessment	The qualitative and quantitative evaluation performed in an effort to define the risk posed to human health or the environment by the presence or potential presence and use of specific pollutants.

ROM	Run of mine

Run-of-Mine (ROM)	The Grade and tonnage of material produced at the pit rim or shaft collar, stated on a dry basis.

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Sample	A representative fraction of a coal seam collected by approved methods, guarded against contamination, and analysed to determine the nature, chemical, mineralogical or petrographic composition, percentage content of specified constituents, and heat value.

Sampling	Taking small pieces of rock at intervals along exposed mineralisation for assay (to determine the mineral content).

Screen	A device for separating by size

Seam	A layer or bed of coal. Correlated seams of coal are normally assigned a name, letter or number. A single seam can contain one or more non-coal partings resulting in a sub-division into leaves.

Shaft	A mine-working (usually vertical) used to transport miners, supplies, ore, or waste.

Shovel and truck mining	Excavating overburden, interburden and coal using stand-alone excavators loading into dump trucks, dumpers and highway trucks

Specific Gravity (SG)	The ratio of the mass of a unit volume of ore or waste material to the mass of an equal volume of water at 4 degrees C.

Spontaneous combustion	The propensity of some types of coal to oxidise rapidly on contact with air. The oxidation reactions produce heat that increases the rate of oxidation to the point that the coal ignites. Low rank coals are the most prone to spontaneous combustion.

Stripping ratio, (SR)	The amount of overburden that must be removed to gain access to a unit amount of coal. This is normally reported as bank cubic metres (bcm) overburden per recoverable tonne of coal (bcm/t).

Sustaining Capital	Periodic capital expenditures required to replace or overhaul equipment. Also known as replacement capital.

t	Metric tonne = 1000 kg

Thermal Coal	A coal used to provide heat from combustion

Total Moisture	The sum of the inherent moisture and the free (or surface) moisture.

tpd	Metric tonnes per day

tpm	Tonnes per month.

Trenches	Lines excavated to a pre determined depth to establish the geological structure of a deposit

Ultimate analysis	Analysis of the elemental components of coal – carbon, hydrogen, nitrogen, oxygen and sulphur. Normally reported on a dry or dry ash-free basis.

V	VOLTS

Ventilation	Air coursed around a mine to provide a working environment to both men and machines.

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Winders	An electrically driven drum with rope attached to either skips (coal) or cages (men and materials) used to remove coal or ore from a mine and facilitate en and materials to the underground workings.

Working Capital	Accounts receivable less accounts payable.

Mechel PAO 0169 Mechel Sivaglinskoye Field Exploration Project S-K 1300 TRS Report R05	Phoenix Mining Consultants Ltd March 2022